Exhibit 99.2

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

This Report

This discussion and analysis of the financial position and results of operations for Atna Resources Ltd. (“Atna” or the “Company”) is current through November 18, 2015 (the “Report Date”) and should be read in conjunction with the unaudited interim consolidated financial statements and the notes thereto for the quarter ended September 30, 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s reporting currency is the United States dollar (“USD” or “$”) and all amounts are in USDs, except for noted disclosures that are made in Canadian dollars (“CAD” or “C$”). Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2014 and 2013, annual reports on Form 20-F, and all National Instrument 43-101 (“NI 43-101”) technical reports referenced herein, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Company’s shares are listed, but suspended from trading, on the TSX (trading symbol – “ATN”) and the OTCQB (trading symbol – ATNAF) and at November 18, 2015 the Company had 211,028,526 common shares outstanding. (See below under “Exchange Listing”.)

Recent Developments

Filing Under Chapter 11 of the United States Bankruptcy Code

On November 18, 2015 (the "Petition Date"), Atna and its subsidiaries (together with Atna, the “Debtors”), filed voluntary petitions for relief (collectively, the “Bankruptcy Petitions”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Colorado (the “Court”). The Debtors' Chapter 11 cases (collectively, the "Chapter 11 Cases") are expected to be administered jointly under the caption In re Atna Resources Inc., et al. The Debtors expect to continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders that will be entered by the Court. Simultaneously with the Chapter 11 filings, the Debtors will seek ancillary relief in Canada pursuant to the Companies’ Creditors Arrangement Act in the Supreme Court of British Columbia in Vancouver, Canada (the “CCAA Court”).

Atna has filed a motion with the Court in the United States, for which recognition will be sought in the CCAA Court, seeking to establish a process to ensure that the trading of its stock does not result in a change of control under section 382 of the United States’ Internal Revenue Code. Such process may allow Atna to preserve its “Net Operating Losses,” which are valuable tax attributes and assets of the estates. The motion seeks entry of an order establishing a procedure that anyone must follow to sell shares of Atna. This motion can be found at www.upshotservices.com/atna.

The filings of the Bankruptcy Petitions constituted an event of default under the Waterton Credit Agreement, and all principal, interest and other amounts due thereunder became immediately due and payable. Any efforts to enforce such payment obligations are automatically stayed as a result of the bankruptcy filings and the creditors' rights of enforcement are subject to the applicable provisions of the Bankruptcy Code.

Agreement to Use Cash Collateral and Enter Into a DIP Loan on an Interim Basis and Approval of Same

Waterton holds first priority liens on substantially all of the Debtors’ material assets, including, without limitation, (a) substantially all personal property, including cash, deposit accounts, accounts, and investments, (b) equity interests in all material subsidiaries of Atna, and (c) substantially all material real property holdings, including mineral leaseholds “as extracted” collateral (collectively, the “Collateral”). The Collateral includes cash collateral, as such term is defined in Section 363(a) of the Bankruptcy Code. The Debtors’ use of the cash collateral is critical to the Debtors’ ability to operate in the ordinary course during the Chapter 11 Cases.

1

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

On the Petition Date, the Debtors filed with the Court a motion (the “DIP Motion”) for entry of interim and final orders seeking authority to use Waterton’s cash collateral and to enter into a debtor-in-possession financing facility from Waterton in the amount of $4,000,000, provided that for the interim period from the Petition Date through January 8, 2016, borrowings are limited to $1,265,000. Borrowings under the facility will be limited to payment of amounts set forth in an approved budget. In addition, the DIP Motion seeks a variety of related relief, including granting Waterton various forms of adequate protection, and modifying the automatic stay to the extent necessary to implement the agreement with Waterton.

To ensure that Waterton is adequately protected, the Interim DIP Motion requests, among other things, that Waterton (i) be granted first-priority replacement liens on all real or personal property of the Debtors and their estates, subject only to designated carve-out for the funding of certain administrative expenses and certain permitted liens, and (ii) be granted super-priority administrative expense claims against the Debtors on account of any diminution in value of the Collateral under Section 507(b) of the Bankruptcy Code. The Debtors also seek the establishment of a carve-out on the terms set forth in the order to fund the payout of, among other things, certain specified allowed administrative claims. As described in the Interim DIP Motion, the Debtors’ use of Cash Collateral and debtor-in-possession financing terminates upon the occurrence of certain triggering events, and the Debtors are required to use the Cash Collateral and the DIP loan in compliance with the terms of the Interim DIP Order and related consolidated budget. The Debtors expect that the Court will schedule a hearing on the CIP Motion within the next one or two business days.

Reorganization Process

On the Petition Date, the Debtors filed a variety of other first-day motions seeking orders that will allow the Debtors to operate their businesses in the ordinary course. The first-day motions request, among other things, the payment of certain pre-petition employee wages, salaries, expenses and benefits, the continued use of the Debtors' existing cash management system, the ability to pay certain pre-petition taxes and regulatory fees, and the continuation of the Debtors’ surety bond programs and utility services. The Debtors expect that the Court will schedule a hearing on the first day motions within the next one or two business days.

Immediately after filing the Bankruptcy Petitions, the Company began notifying all known current or potential creditors of the Debtors of the bankruptcy filings. Subject to certain exceptions under the Bankruptcy Code, the filing of the Bankruptcy Petitions automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover, collect or secure a claim arising prior to the filing of the Bankruptcy Petitions. Thus, for example, most creditor actions to obtain possession of property from the Debtors, or to create, perfect or enforce any lien against the Debtors' property, or to collect on monies owed or otherwise exercise rights or remedies with respect to a prepetition claim are enjoined unless and until the Court lifts the automatic stay.

Under Section 365 and other relevant sections of the Bankruptcy Code, the Debtors may seek entry of orders to assume, assume and assign, or reject certain executory contracts and unexpired leases, including leases of real property and equipment, subject to the approval of the Court and certain other conditions.

A Chapter 11 plan of reorganization determines the rights and satisfaction of claims of various creditors and security holders and is subject to the ultimate outcome of negotiations and the Court’s decisions through the date on which a Chapter 11 plan is confirmed. Any proposed Chapter 11 plan will be subject to revision prior to submission to the Court based upon discussions with the Debtors’ creditors and other interested parties, and thereafter in response to creditor claims and objections and the requirements of the Bankruptcy Code or the Court. There can be no assurance that the Debtors will be able to secure approval for any Chapter 11 plan from the Court or that any Chapter 11 plan will be accepted by the Debtors' creditors.

2

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

Under the priority rankings established by the Bankruptcy Code, unless creditors agree otherwise, pre-petition liabilities and post-petition liabilities must be satisfied in full before stockholders are entitled to receive any distribution or retain any property under a Chapter 11 plan. The ultimate recovery to creditors and/or stockholders, if any, will not be determined until confirmation of a Chapter 11 plan or other orders of the Court. No assurance can be given as to what values, if any, will be ascribed to each of these constituencies or what types or amounts of distributions, if any, they would receive. A Chapter 11 plan could result in holders of certain liabilities and/or securities, including common stock, receiving no distribution on account of their claims or interests and cancellation of their holdings. Because of such possibilities, there is significant uncertainty regarding the value of our liabilities and securities, including our common stock. At this time, there is no assurance we will be able to restructure as a going concern or successfully propose or implement a Chapter 11 plan.

The Company reports under IFRS. IAS 1 addresses the assessment of an entity’s ability to continue as a going concern, but IFRS does not have a standard directly providing guidance on reporting when in a bankruptcy proceeding. IAS 8 indicates that in the event that a topic is not covered by IFRS, other sources, including foreign authoritative accounting pronouncements may be used. For periods subsequent to filing the Bankruptcy Petitions, the Company may apply the Financial Accounting Standards Board Accounting Standards Codification ("ASC") 852, Reorganizations, in preparing the consolidated financial statements. ASC 852 requires that the financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain revenues, expenses, realized gains and losses and provisions for losses that are realized or incurred in the bankruptcy proceedings will be recorded in a reorganization line item on the consolidated statements of operations. In addition, the pre-petition obligations that may be impacted by the bankruptcy reorganization process will be classified on the balance sheet in liabilities subject to compromise. These liabilities are reported at the amounts expected to be allowed by the Court, even if they may be settled for lesser amounts.

Going Concern Matters

The Company’s financial liquidity condition and the resulting commencement of the reorganization process under the Bankruptcy Code cast substantial doubt about the Company’s ability to continue as a going concern. Due to ongoing liquidity issues, the Company has failed to meet certain financial obligations and liabilities. The Company is dependent on the outcome of the current Chapter 11 Cases and likely will require additional financing in order to complete the restructuring of its various debt obligations and fund required capital expenditures.

The accompanying Unaudited Interim Condensed Consolidated Financial Statements and related notes have been prepared assuming that the Company will continue as a going concern, although the Bankruptcy Petitions noted above and market conditions affecting its ability to sell assets and/or engage in mergers or amalgamations raise substantial doubt about the Company’s ability to continue as a going concern. This is contingent upon the Company completing the necessary steps to restructure its existing debt obligations and obtain court approval of a plan of compromise and arrangement, as well as, among other things, management’s ability to successfully implement such a plan. Further, any plan of compromise and arrangement could materially change the amounts and classifications of assets and liabilities reported in the historical consolidated financial statements. Accordingly, the financial statements and related notes do not include any adjustments related to the recoverability and classification of recorded assets or to the amounts and classification of liabilities or any other adjustments that would be required should we be unable to continue as a going concern.

3

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

As a result of the Bankruptcy Petitions, the realization of assets and the satisfaction of liabilities are subject to uncertainty. While operating as a debtor-in-possession pursuant to the Bankruptcy Code, the Company may sell or otherwise dispose of or liquidate assets or settle liabilities, subject to the approval of the Court or as otherwise permitted in the ordinary course of business for amounts other than those reflected in the accompanying consolidated financial statements.

Exchange Listing

Trading in the Company’s common stock on the Toronto Stock Exchange (“TSX”) will be halted on November 19, 2015, and the Company anticipates that its common stock will be delisted in the coming weeks. The halt and risk of delisting is a direct result of the filings of the Bankruptcy Petitions. The Company is currently not exploring alternatives to restore public trading in its shares as any listed securities of the Company likely would remain suspended from trading under any new listing. Upon completion of the above-described reorganization process, the Company will evaluate options to relist on the TSX or other then-available securities exchange and trading platforms.

Description of Business

Atna is involved in all phases of the mining business including exploration, preparation of feasibility studies, permitting, construction, development, operation and reclamation of mining properties. The Company’s business model is principally one of exploring and developing and either operating or selling precious-metal mines in North America. The Company conducts a portion of its mineral exploration activities through joint ventures with other companies. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the United States (“US”) on OTCQB Marketplace (the “OTCQB”) under the symbol “ATNAF”.

The Company is operating the Pinson Underground gold mine (“Pinson Underground”) near Winnemucca, Nevada, and the Briggs gold mine (“Briggs”) located in Inyo County, California. Mining and crushing operations at Briggs have been discontinued, while process operations to recover gold inventory contained in leach pads and process plants are expected to continue over the next several years.

Development assets include the Mag Open-pit project adjacent to the Pinson Underground mine and the Columbia gold project (“Columbia”) located near Lincoln, Montana.

The Company holds exploration-stage properties in Canada and in the US.

Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Remaining activities involve completion of a final-closure Environmental Impact Study and monitoring and treatment of water.

4

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

Third Quarter 2015 Highlights

Financial Results

•	Operating cash flow was $0.3 million, and cash and receivables balances total $1.0 million at quarter-end.

•	$0.6 million was provided by the sale of equipment and property, while $0.4 million was invested in mine development at Pinson Underground.
•	Financing activities used $1.1 million to repay principal on notes and finance leases.
•	Revenue decreased marginally to $9.8 million, relative to revenues of $10.1 million in Third Quarter 2014.
•	A net loss of $6.1 million, ($0.03) per weighted average share, was recognized and included: a $1.5 million inventory write-down to net realizable value and a $0.3 million loss on asset disposals.

Operating Results

•	By the end of Third Quarter 2015, Briggs had achieved 85% of its 2015, targeted, gold-sales range of 20,000 to 25,000 ounces. Third Quarter gold sales were 5,510 ounces and a total of 17,041 ounces have been sold year-to-date. Gold ounces sold were unchanged between the Second and Third Quarters of 2015.
•	Briggs generated $2.0 million in operating cash flow, exclusive of $1.4 million used to pay-down trade payables.
•	Mining and crushing operations at Briggs were discontinued during the Third Quarter. Gold sales from Briggs were generated primarily from a drawdown of in-process gold inventory. Cash costs in the Third Quarter 2015, as conventionally calculated, including sunk inventory costs, do not reflect the actual cash expenditure required to complete the product. The cash cost, exclusive of costs drawn from inventory, in Third Quarter 2015 was $615 per ounce sold.
•	Ore sales at Pinson did not meet targeted expectations in the Third Quarter. Difficult mining conditions were encountered in the Range Front (RF) and Adams Peak (AP) zones, development activity was slowed, and expected ore production from those zones did not occur in the quarter. All ore mined in the Third Quarter 2015 originated from the Ogee (OG) and Otto (OT) zones. Payable gold sales declined approximately 8 percent in Third Quarter 2015 versus Second Quarter 2015 as a result. To offset the delay in ore availability from the AP and RF zones, the main decline is being driven deeper to access additional ore mining areas in the OG and OT zones.
•	Consolidated gold sales were 8,806 ounces produced at an average cost per ounce sold, exclusive of depreciation, of $1,241, an increase of 11 percent over prior quarter, inclusive of sunk inventory costs.

First Three Quarters 2015 Highlights

Financial Results

•	Revenue was virtually the same as for the first three quarters of 2014, $30.7 million.
•	Operating cash flow was $1.3 million.
•	$0.1 million was provided by investing activities; capital additions of $1.0 million at Pinson Underground, net of recoveries of $0.3 million in restricted cash and $0.8 million from the sale of equipment.
•	Financing activities used $2.9 million to repay principal on notes and finance leases.
•	A net loss of $20.6 million, ($0.10) per weighted average share, was recognized and included: $7.0 million of inventory write-downs to net realizable value, a $3.1 million impairment of Briggs assets, principally the Main North Pit that was depleted in July of 2015; and a $0.7 million loss on asset disposals.

5

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

Outlook and Strategy

By the end of Third Quarter 2015, Briggs had achieved 85% of its targeted, 2015, gold-sales range of 20,000 to 25,000 ounces. Ore production at Pinson Underground missed target in Third Quarter 2015, principally as a result of delays in developing the Adams Peak (AP) and Range Front (RF) ore zones where highly altered and fractured ground conditions were experienced. Ore mined at Pinson in Third Quarter 2015 originated from the Ogee (OG) and Otto zones. Initial top-cuts were developed in the Otto during the quarter while higher mining productivity was achieved in the OG zone. To compensate for the lack of development in the AP and RF zones, work is well advanced on deepening the primary spiral to access new production levels in the OG and Otto zones. Limited capital availability has constrained development activities at Pinson to a just-in-time basis required to support near term revenue needs. This limited development status is impacting the operation’s ability to achieve production targets on a timely basis.

The rapid rate of operational ramp-up previously seen at Pinson Underground in the first half of 2015 has been slowed by the factors discussed above. Pinson Underground is not expected to reach its full annualized production capacity until top-cuts have been fully established in both the AP and RF zones.

The Company has mitigated equipment capital requirements at Pinson through the use of a mining contractor and through the transfer of equipment from Briggs. Approximately $1.0 million was expended on primary underground development at Pinson Underground in Third Quarter 2015. Over 20 shipments of refractory sulfide ore have now been made under an existing ore sales agreement from Pinson Underground to Newmont’s nearby Twin Creeks autoclave facility. Ore characteristics, gold recovery and shipping procedures are well understood and standardized. A First Amendment to the Agreement for the Purchase and Sale of Sulfide Gold Ore with Newmont has been signed for the delivery of an additional 50,000 tons of ore to Twin Creeks commencing in January 2016.

Mining and crushing operations at Briggs were discontinued in Third Quarter 2015 consistent with the previously announced 2015 operating plan. Process operations are expected to continue at Briggs to recover approximately 13,387 ounces of gold inventory remaining in the plants and leach pad. Gold will be recovered from inventory in sequentially declining amounts. Briggs still has a measured and indicated resource estimated to contain approximately 500,000 ounces of gold. At various gold price levels some portion of this resource may support the re-commencement of ore mining at Briggs. Mine plans can be developed to support a re-start of mining at Briggs at sustained gold prices exceeding $1,300 per ounce, and if adequate financing is available to recommence operations. Capital spending requirements at Briggs in 2015 and 2016 are expected to be minor.

No activity is planned for the Mag Pit or the Columbia projects in Fourth Quarter 2015.

Our operating strategy was to fund ongoing and long-term development with operating cash flows. With limited development spending planned in 2015, the Company expected to use operating cash flows principally to pay-down its debt obligations, and then to refinance the balance of the senior obligations coming due on January 31, 2016. However, due to operational issues at Pinson Underground in Fourth Quarter 2015, cash flows lessened and the Company became illiquid.

Cash Flow Perspective

Since June of 2013, the Company has faced a number of adverse conditions including: diminished market prices paid for gold, a market adverse to the development of new mines, and difficult capital markets in which to raise debt or equity. As a result, the Company has focused on production at the high-grade Pinson Underground mine and on the recovery of in-process gold inventory at the Briggs mine to further augment cash flow.

In First Three Quarters 2015, $1.3 million of cash was provided by operating activities. Financing activities used $2.9 million to repay principal on notes and finance leases. Investing activities provided $0.1 million; $1.0 million spent for development at Pinson Underground was more than offset by proceeds on equipment sales and recoveries of restricted cash. Overall, our cash balance decreased $1.6 million in First Three Quarters 2015 to $0.6 million. We ended Third Quarter 2015 with $0.4 million in trade receivables, based on recent sales of Pinson ores.

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ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

Changes in working capital significantly impacted cash flows from operating activities in Third Quarter 2015. Briggs provided $0.7 million of operating cash flow in Third Quarter 2015, inclusive of $2.7 million provided by drawing down inventory and net of $1.4 million used to pay-down trade payables. These followed from discontinuation of mining and crushing operations at Briggs in Third Quarter 2015, and resulted in a planned net recovery of invested capital. Pinson Underground provided $0.9 million of operating cash flow in Third Quarter 2015, inclusive of a $1.1 million increase in trade payables and of a $0.7 million reduction in trade receivables. Exclusive of these two working capital changes, Pinson Underground used $0.9 million for operations in Third Quarter 2015, principally for higher mining costs resulting from low mining productivity.

Management believes that certain supplemental measures are valuable in reviewing cash flows and liquidity important to continuing as a going concern. EBITDA is one such supplemental measure intended to provide additional information that has no standardized definition under IFRS. EBITDA is not necessarily indicative of underlying operating results or operating profits. EBITDA is used by management in internal budgets and forecasts, and consequently, the presentation may enable investors and analysts to better understand the underlying operating performance of our business through the eyes of management. EBITDA is also frequently used by investors and analysts for valuation purposes, for fixed-charge coverage ratios, and as an indicator of cash generated to service debt. Other companies may calculate EBITDA differently. The closest IFRS measure for EBITDA is net (loss) income.

Following is a table that shows the derivation of “EBITDA” and reconciles it to IFRS measures. Note that what are largely non-cash expenses and gains, as well as interest, income taxes, and depreciation, have been deducted from the Net loss to derive EBITDA. EBITDA was negative in Third Quarter 2015, driving the First Three Quarters 2015 EBITDA to also become negative. EBITDA in First Three Quarters 2014 included a foreign exchange gain of $2.3 million, and the absence of such a gain in First Three Quarters 2015 is one of the reasons for the $5.6 million decline in EBITDA.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net loss	$(6,058,800)	$(2,933,400)	$(20,586,600)	$(6,838,000)
Loss on asset disposals	272,400	-	705,000	299,700
Unrealized loss on derivatives	-	(4,400)	-	14,500
Impairment, net of recoveries, of non-current assets	-	-	3,124,100	(75,500)
Current tax expense	-	-	-	-
Interest expense	1,009,600	1,196,400	2,980,300	3,690,600
Depreciation and amortization, cost of sales	1,478,000	2,080,500	5,332,300	5,786,900
Adjust inventory to net realizable value, cost of sales	1,508,600	868,100	6,974,000	1,131,500
Depreciation - G&A only	10,200	10,900	31,200	121,400
EBITDA	$(1,780,000)	$1,218,100	$(1,439,700)	$4,131,100

Pinson Mine Property, Nevada

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. The property is located on the Getchell Gold Belt in north-central Nevada near its intersection with the north end of the Battle Mountain-Eureka trend. Prior to 2000, Pinson produced over 987,000 ounces of gold from oxidized ore by open pit mining and oxide heap-leach and mill recovery. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician Period Comus Formation and is considered a Carlin-type, sedimentary host gold system. Mineralization is focused along and adjacent to the Getchell Fault zone. Mineralization is emplaced as karst fillings and carbonate replacements. Mineralization includes oxide, mixed, and sulfide ores that require different processing methods for gold recovery. Pinson Underground contains numerous ore zones, the principal zones being the OG, RF, Otto, AP, and CX.

7

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

Development of Pinson Underground commenced in early 2012 and a total of 30,150 tons of mined ore was shipped from which 6,834 gold ounces were recovered during development. The mine was placed on care and maintenance status in June 2013 due to deteriorating gold market conditions and lack of capital availability. In June 2014, Atna re-started mining operations and commenced selling its ore to Newmont Gold’s nearby Twin Creek’s metallurgical facility.

The payment for ore sold to Twin Creeks is based on the recoverable gold content of the ore, the market price of gold, and a payable-percentage based on a sliding scale with higher grade ores receiving a higher payable-percentage. A discount to the payable-percentage may result based on a high organic carbon or a low sulfide sulfur content.

Pinson Underground is presently operating on a 24-hour per day, seven day per week schedule. Both mining and surface screening operations are operated by contractors. Management, ore control, geology, engineering, surface operations and the assay lab are operated by the Company. A total of approximately 60 employees and contractors are employed at Pinson.

Ore production at Pinson Underground did not meet targeted expectations in Third Quarter 2015, as anticipated ore production from the RF and AP zones did not occur due to delays in developing those zones. The focus of development in these two zones is to establish initial openings or top-cuts, which will subsequently be backfilled using cemented rock fill (CRF), thereby creating a competent roof or back under which to mine on future lower levels. Mining under the protection of a CRF filled top-cut, or underhand mining, is anticipated to allow a considerably higher mining rate than what is being experienced in mining the original top-cuts, as ground support requirements are substantially reduced.

Slow progress in the AP and RF was caused by the intense alteration and fracturing of the rock in both zones. The soft nature of this rock requires the use of cutter-head mining equipment versus using conventional drill and blast techniques. The pace of this mining system is limited by the need to install the extensive ground support systems in the initial top-cuts. This work was further slowed by the presence of pockets of perched water that requires draining to allow development work to continue.

The OG and Otto zones have provided all of the ore mined at Pinson in 2015. Top-cuts were developed in the Otto zone during the quarter to allow full production from this zone. These two zones have more competent ground conditions than the AP and RF which has allowed both underhand, as well as more productive long-hole stope mining, to occur. All mined areas are backfilled with CRF or mine waste to provide ground support. To offset the delay in ore availability from the AP and RF zones, the main decline ramp is being deepened to access additional ore mining areas in the OG and Otto zones. Ore availability will continue to fall short of target until this additional ramp access is completed. The mine is not expected to achieve its full productive capacity until both the AP and RF zones are developed and are contributing to ore production.

A total of 20 sulfide ore shipments and 4 oxide ore shipments have been made to the Twin Creeks autoclave and oxide plant since the restart of operations in 2014. Seven sulfide shipments were made in Third Quarter 2015 with an average tonnage of approximately 1,800 tons per shipment and containing approximately 3,296 ounces of payable gold. Payable gold sales declined approximately 8 percent in Third Quarter 2015 versus Second Quarter 2015 for the reasons stated above. Gold recovery averaged 92.4 percent and the payable percentage applied to recovered gold averaged 74.6 percent in Third Quarter 2015.

8

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

Ore is mined from the underground and brought to the surface where it is sampled and screened. The ores at Pinson are generally reduced in size through mining to less than two-inches in size. Coarse material contained in the mined ore is typically waste material that occurs through either natural inclusion within the ore zones, or it is generated though wall-rock dilution during the mining process. Screening using a 2-inch screen deck removes 15 percent to 20 percent of the mined material as rejected waste in the case of drift-and-fill material or 25 percent to 30 percent in the case of long-hole stope material. In both cases, this represents a significant upgrading of the ores mined at very little additional cost.

Surface equipment required to transport and stockpile ores and to mine and transport aggregate for CRF has been transferred from the Briggs mine to Pinson. These units include two 85 ton haul trucks, two 10 cubic yard loaders, a grader, and a D-9 dozer.

Underground reverse circulation (“UGRC”) drilling is being conducted on a routine basis at the mine in support of stope design and economic analysis. A total of 3,170 feet was drilled in 20 holes during the Third Quarter 2015. The majority of the drilling was focused on definition drilling in the Otto zone. Two new panel expansions resulted from this drilling including a panel currently being mined and a previously poorly understood zone to the east of the main Otto zone where three ore grade intercepts were located (best interval was 20 ft. @ 0.749 Oz/ton Au). Additional drilling is being planned to further outline this new zone.

Production statistics and operating costs for the last five quarters are shown in the following table.

	Third	Second	First	Fourth	Third
Pinson Underground Production Statistics	Quarter 2015	Quarter 2015	Quarter 2015	Quarter 2014	Quarter 2014
Oxide Ore tons mined	-	-	-	590	3,270
Sulfide Ore tons mined	11,642	11,884	7,908	3,650	1,150
Total Ore tons mined	11,642	11,884	7,908	4,240	4,420
Oxide ore grade (oz/ton)	-	-	-	0.464	0.366
Sulfide ore grade (oz/ton)	0.374	0.372	0.431	0.420	0.430

Tons gold ore sold	12,213	13,261	7,978	5,198	2,636
Average Ore Grade (oz/ton)	0.390	0.402	0.381	0.389	0.347
Contained gold ounces sold	4,762	5,331	3,039	2,022	915
Average Gold Recovery (%)	92.4%	94.5%	93.6%	91.7%	90.8%
Average Payable (%)	74.6%	73.9%	73.0%	72.9%	71.7%
Payable gold ounces sold	3,296	3,604	2,063	1,355	520
Recoverable/Payable gold ounces in inventory	23	251	917	530	560

Cash cost per gold ounce sold ($/oz)	$1,465	$1,164	$1,133	$933	$1,382
All-in sustaining cost (AISC) ($/oz)	$1,803	$1,347	$1,352	$1,077	$1,816

Underground Mining cost - $/ore ton	$300	$244	$273	$265	$217
Surface support cost - $/ore ton	$39	$27	$25	$18	$9
G&A cost - $/ore ton	$29	$22	$19	$23	$21
Total Direct Cost - $/ore ton	$368	$294	$317	$306	$247

Under IFRS, there is no standardized definition of cash cost per gold ounce sold, and therefore the measure may not be comparable to similar measures reported by other issuers. The Company calculates cash cost per gold ounce sold using the Gold Institute Standards, and the measure is calculated by subtracting depreciation, depletion, amortization, and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties, production stripping costs net of capitalization, changes in inventory, and mine-site depreciation, amortization, and depletion.

All In Sustaining Cost (AISC) is a non-IFRS performance measure developed by the World Gold Council. This measure uses cash costs per ounce sold as its basis and adds sustaining capital expenditures, general and administrative expenses, sustaining exploration and evaluation costs, and accretion and depletion of reclamation provisions, as allocable to the mine.

9

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

Cash cost of sales and AISC at Pinson Underground remain variable due to on-going development activity, mining conditions encountered, and the availability of developed ore to be mined. The mine does not have a sufficient level of developed ore stopes at this time to guarantee that production targets can be met on a timely basis. Ore production in the Third Quarter fell short of expectations as discussed above, which resulted in unacceptably high operating costs. Cash costs during the Third Quarter 2015 increased significantly over Second Quarter 2015. Steps have been taken to address this issue including the demobilization of subcontractors and the re-focusing of operations on balancing ore production with development activities. A new General Manager was retained for Pinson in the Third Quarter 2015. Her primary focus is to control cost and increase ore production.

The following schedule reconciles cost of sales to cash cost and AISC per gold ounce sold for the nine months ended September 30, 2015. (The mine was not operating until late June of 2014, so comparable figures for the same period in the prior year are not available.)

Nine Months Ended September 30, 2015
Total cost of sales	$14,281,900
Less - mining related depreciation and amortization	(2,768,500)
Less - adjustment of inventory to net realizable value	(152,700)
Total cash cost of sales	$11,360,700

Payable ounces sold	8,963

Total cash cost per ounce sold	$1,267

Additional sustaining costs per ounce sold:
General & administrative costs - Corporate allocation	$21
Accretion of Asset Retirement Obligation	$7
Sustaining exploration and property maintenance expenditures	$6
Sustaining capital expenditures	$230
All-in sustaining cost (AISC) per ounce sold	$1,532

Sustaining capital expenditures increased to $1.0 million in Third Quarter 2015, a doubling of Second Quarter 2015 spending. These expenditures were for necessary development in the AP and RF zones and the deepening of the spiral ramp.

Pinson Underground is permitted to extract by underground mining up to 400,000 tons of ore per year for off-site processing and for the placement in waste dumps of approximately 1.0 million tons of material. Atna has provided the State of Nevada with approximately $2.1 million of bonding for the Pinson property through the date of this report.

Please see “Summary of Mineral Reserves and Resources” below for additional information regarding reserves and resources at Pinson.

The Pinson Underground ores are subject to a 6.0 percent Net Smelter Return ("NSR") royalty payable to underlying landholders. An NSR royalty is a defined percentage of the gross revenues from a mining operation, less a proportionate share of incidental transportation, insurance, refining and smelting costs. Pinson Mining Company, a subsidiary of Barrick Gold, controls a 10 percent, net profits royalty, that is payable after the first 120,000 ounces of gold have been sold and after all prior development and operating expenditures have been recaptured.

As of September 30, 2015, Pinson had a carrying-value of $33.6 million, net of depreciation, amortization, and impairment allowances.

10

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

Briggs Mine, California

Briggs was acquired by the Company in 1990. Briggs is located on the west side of the Panamint Range near Death Valley, California. Current gold market conditions have negatively impacted the outlook for Briggs. Mining and crushing operations have been discontinued according to plan and production operations are now focused on recovering the 12,742 ounces of gold inventory remaining in the plant and leach pad by early 2017. Gold production at Briggs will sequentially decline over time as inventory balances are reduced. This operating strategy allows the Company to monetize working capital and reduce its debt.

Briggs is a conventional open pit mine that uses heap leach gold recovery methods. Briggs has measured and indicated resources estimated to contain over 500,000 ounces of gold. At various gold price levels, some portion of this resource may support the re-commencement of ore mining at Briggs. Mine plans can be developed to support the re-start of mining at Briggs at sustained gold prices exceeding $1,300 per ounce. New capital will be required to refurbish existing ore crushing and gold recovery plants, expand leach pads, replace mining equipment, and to replace diesel generated power at the site with a line/grid power supply. The existing mining equipment fleet is currently in the process of being sold. Blast-hole drills and other mobile equipment were sold in Third Quarter 2015 providing cash of $0.6 million.

By the end of Third Quarter 2015, Briggs had achieved 85 percent of its targeted, 2015, gold-sales range of 20,000 to 25,000 ounces. Third Quarter 2015 gold sales were 5,510 ounces and a total of 17,041 ounces has been sold through the end of Third Quarter 2015. Gold ounces sold were unchanged between the second and third quarters of 2015.

Briggs provided net cash from operating activities of $2.0 million in Third Quarter 2015, exclusive of $1.4 million used to pay-down trade payables. $2.7 million was provided by drawing down inventory. Both the drawdown in inventory and the reduction in trade payables followed from discontinuation of mining and crushing operations and resulted in a partial net recovery of invested capital. Financing activities consisted of paying down capital notes and leases in the amount of $0.8 million. Investing activities provided $0.5 million through the sale of equipment, net of an engine rebuild costing $0.1 million.

Production details for Briggs in 2015 and 2014 are shown in the following tables:

	Third	Second	First	Fourth	Third
Production Statistics	Quarter 2015	Quarter 2015	Quarter 2015	Quarter 2014	Quarter 2014
Waste tons	41,800	938,100	1,524,800	2,464,500	2,835,700
Ore tons	142,700	421,100	382,700	484,000	431,400
Total tons	184,500	1,359,200	1,907,500	2,948,500	3,267,100
Strip ratio (waste/ore)	0.3	2.2	4.0	5.1	6.6
Ore grade (oz/ton)	0.017	0.018	0.021	0.020	0.023
Contained gold ounces mined	2,400	7,400	8,100	9,800	9,800
Gold ounces sold	5,510	5,511	6,020	7,600	7,300
Recoverable gold ounces in inventory	13,400	17,100	18,000	17,900	18,000
Cash cost per gold ounce sold ($/oz), including production stripping	$1,102	$1,077	$1,040	$1,013	$1,042
All-in sustaining cost (AISC) ($/oz)	$1,277	$1,306	$1,238	$1,156	$1,190

11

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

The following schedule reconciles cost of sales to cash cost and AISC per gold ounce sold for the periods indicated.

	Nine Months Ended September 30,
	2015	2014
Total cost of sales	$27,732,800	$31,322,600
Less - mining related depreciation and amortization	(2,563,800)	(5,694,000)
Less - silver by-product credits	(78,300)	(165,000)
Less - adjustment of inventory to net realizable value	(6,821,300)	(1,131,500)
Total cash cost of sales	$18,269,400	$24,332,100

Ounces sold	17,041	23,275
Total cash cost per ounce sold	$1,072	$1,045

Additional sustaining costs per ounce sold:
General & administrative costs - Corporate allocation	$28	$21
Accretion of Asset Retirement Obligation	$11	$7
Sustaining exploration expenditures	$4	$5
Sustaining capital expenditures	$158	$116
All-in sustaining cost (AISC) per ounce sold	$1,273	$1,194

Spending at Briggs was significantly reduced by the cessation of mining and crushing operations, although this was offset to some degree in the Third Quarter 2015 by one-time severance and termination costs. Employment at the site has been reduced to less than 30 persons from over 120 at year-end 2014.

Cash costs and cost of sales include costs incurred in prior periods and released from inventory as the ounces are sold. From July 2015 onward, Briggs gold production is being generated through a drawdown of work-in-process gold inventory and actual mining and crushing costs, which were paid in prior periods. As a result, cash costs in the Third Quarter 2015, as conventionally calculated, do not reflect the actual cash expenditure required to complete the product. The cash cost expended in Third Quarter 2015, per ounce sold, was $615.

Briggs Mine Third Quarter 2015 Unit Costs:

	Total Cost	$/OZ Sold
Briggs Direct Operating Cost	$3,386,673	$615
Change in Inventory without DD&A	$2,710,489	$492
By-product Credits	$(24,288)	$(4)

Total Cash Cost	$6,072,874	$1,102

Capital expenditures in Third Quarter 2015 were reduced to $0.1 million. As of September 30, 2015, Briggs’ property, plant, mine development, and mineral interests had a carrying-value of $10.8 million, net of depreciation, amortization, and impairment allowances. Briggs also had a net carrying-value of $3.6 million for stripping activity assets.

Briggs operates under the requirements of the following significant permits and agencies: (1) Plan of Operations, BLM; (2) Mining and Reclamation Plan, Inyo County; (3) Waste Discharge Requirements, Lahontan; (4) Permits to Operate, Great Basin Unified Air Pollution Control District; and (5) a stream bed alteration permit with California Fish and Game. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.5 million. All surety bonds are subject to annual review and adjustment.

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ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

Briggs is hosted by Precambrian quartz-rich gneiss and amphibolite which have undergone ductile folding during Precambrian time and subsequently subject to brittle deformation by high and low-angle faulting during Mesozoic and Tertiary time. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the Precambrian gneiss and amphibolite rock units. The principal gold mineralized high-angle fault zone at the mine is the north-south trending Goldtooth fault. The Goldtooth fault was developed historically by underground methods in the early 1900’s and remains an important source of ore at Briggs.

Please see “Summary of Mineral Reserves and Resources” below, “Briggs Mine, California” for additional information regarding reserves and resources at Briggs.

Mag Pit at Pinson, Nevada

The Mag Pit deposit is adjacent to and separate from the Pinson Underground deposit. Pinson was previously operated as an open-pit mine that produced gold from oxide ores by heap-leach and oxide mill recovery. Between 2004 and 2011, substantial drilling from surface in and around the existing open pits was conducted providing new information and expanding the mineral resource base in and around the old pits.

Mag Pit mineralization is typical of a Carlin-type system in that mineralization will range from fully oxidized in nature to fully refractory sulfide at depth with a range of mixed oxide-sulfide mineralization between these ranges. It was determined from metallurgical test work and past operating experience that cyanide soluble gold assays can be utilized as a good proxy for recoverable gold content. Cyanide soluble content may range from as high as 90 percent in highly oxidized material to zero percent in the refractory sulfide. Gold recovery tracks cyanide soluble gold content which is expected to average approximately 60 percent across all ore types.

Atna completed an NI 43-101 compliant technical report dated October 17, 2014 titled “Pinson Project, Preliminary Feasibility Study” with an effective date of June 30, 2014, that details resources and reserves for the Mag Pit. A number of reputable firms and their Qualified Persons worked on the study. Golder Associates Inc. (Golder) of Lakewood, Colorado was the primary author of the report and was responsible for open pit and heap leach design and costing, and Golder takes overall responsibility for its content except as noted below. SGS-Metcon/KD Engineering of Tucson, Arizona was responsible for open pit metallurgy, crushing and recovery plant designs and for the cost estimates of those facilities. Open pit resources were estimated by Gustavson Associates of Lakewood, Colorado.

Pinson Open Pit Mineral Resources

The Pinson Open Pit minerals resources are disseminated and near surface. The resources are suitable for exploitation by surface mining methods. The Pinson Open Pit mineral resource, as previously reported in the May 18, 2012 Technical Report, is shown in the following table. The grade of mineralization shown reflects total contained gold ounces per ton (opt).

Open Pit Mineral Resource by Area, 0.010 opt Au Cutoff
	Measured			Indicated			Measured + Indicated			Inferred
Zone	Tons (1,000)	Gold Grade (opt)	Gold Ounces (1,000)	Tons (1,000)	Gold Grade opt	Gold Ounces (1,000)	Tons (1,000)	Gold Grade opt	Gold Ounces (1,000)	Tons (1,000)	Gold Grade opt	Gold Ounces (1,000)
Mag Pit	20,631	0.034	711	2,704	0.074	201	23,335	0.039	912	533	0.038	20
South Zone	528	0.040	21	1,604	0.030	49	2,131	0.033	70	291	0.028	8
Total	21,159	0.035	732	4,307	0.058	250	25,466	0.039	982	824	0.034	28

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ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

Mag Pit Mineral Reserves

The life-of-mine mineral reserves for the open pit, as shown in the following table, are based on a gold price of $1,250. Mineral reserves are calculated at an internal cyanide-soluble gold cutoff grade of 0.006 opt. Cyanide soluble gold grade (AuCN), versus total gold grade, was utilized to drive the reserve estimate for the Mag Pit due to the presence of refractory sulfide, non-heap-leach-recoverable gold mineralization in the resource.

Reserve Summary at 0.006 opt AuCN Cutoff (Imperial)
		Proven			Probable			Proven + Probable
Zone		Ounces	Tons (1,000)	Grade (opt)	Ounces	Tons (1,000)	Grade opt	Ounces	Tons (1,000)	Grade opt
Mag Pit	Au	250,579	6,323	0.0396	72,065	837	0.0861	322,644	7,160	0.0451
Mag Pit	AuCN	140,554	6,323	0.0222	43,047	837	0.0514	183,600	7,160	0.0256

Note: Grade reported in both total gold grade (Au) & heap leach recoverable gold (AuCN)

The reserves are currently constrained by the limits of private fee-owned property that contain portions of the Mag Pit mineralization zones within Sections 33 and 28 of the property. Potential to develop additional mineralized resources exists outside of these constraints. This potential development would require pit expansion beyond the limits of the private fee-owned lands onto federal lands and is not under consideration at this time. An additional study is recommended to evaluate the potential to develop these resources.

The mining method proposed for the Mag Pit consists of traditional drill and blast operations followed by loading rear-dump haul trucks for ore transport to the crushing plant and the waste rock storage facilities. A fleet of 100-ton haul trucks and 16 cubic-yard wheel loaders will be utilized. The mining fleet has been selected to match the mine plan’s targeted production rate of 1.5 million ore tons per year. The proposed mining schedule employs two ten-hour shifts per day, seven days per week. This study assumes that new mining equipment is purchased and mining is conducted by Atna employees.

Metallurgical test work supports the processing of the Mag Pit ores by crushing, heap leaching, with metal recovery by carbon adsorption, desorption, and electrowinning. The development plan for the Mag Pit envisions two-stage crushing, recovery by heap leaching, and gold recovery in an ADR plant.

The Mag Pit mine is projected to have a life of 6 years with a payback of 4.4 years at a gold price of $1,300 per ounce. The project’s expected cash-operating cost is estimated to be $627 per ounce of gold. The cash flow assumes that all equipment, including mining equipment, is purchased outright versus being financed over time or purchased used, the latter less capital intensive options being more likely. Contract mining was not reviewed as an option, but due to the relatively short project life, would likely improve economic returns and reduce up-front capital costs. Additionally, the leaching of run-of-mine ore, the recovery method historically used at Pinson, may also be a viable option for reducing capital and operating costs and increasing overall returns, relative to the two-stage crushing operation assumed in the Study.

Economic analysis of the Mag Pit project, at a gold price of $1,300 per ounce shows a pre-income tax Net Present Value at 8 percent (NPV8) of $28.1 million, after inclusion of the Nevada Net Proceeds tax, using a 0.0064 opt cyanide soluble cutoff grade. This yields an internal rate of return of 19.5 percent. These results are estimated on a stand-alone basis with no operating synergies assumed with Pinson Underground. The Mag Pit will be subject to NSR’s ranging from 2.0 percent to 6.0 percent.

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ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

The capital and operating cost estimates for the Mag Pit project have been developed assuming that it is developed and mined by Atna. Given the project’s short mine life, the plan calls for minimal sustaining capital. The estimated equipment salvage value (US$11.6M) is included in the cash flow analysis shown below.

Mag Pit Project Economic Summary

Gold Price $/Oz	$1,300
Total Au Ozs	183,600
Pre-Tax NPV 8%	$28,133,000
After-Tax NPV 8%	$18,325,000
Pre-Tax IRR	19.5%
Pre-Tax Payback (Yrs.)	4.4
Cash Cost/Oz	$627

Summary of Estimated Open Pit Capital Costs (US$)

Item	Total
Open Pit Mine Capital (Initial and sustaining)	$25,657,274
Surface Facilities (Heap Leach Facility and Shop)	$9,788,000
Processing Equipment, Leach Pad, & Facilities	$30,160,960
Misc.: Bonding Cost	$1,273,000
Total	$66,879,234

Annual operating cash flows using a gold price of $1,300 per ounce are shown in the following table, inclusive of non-IFRS measures defined in the Study. The Study included “EBITDA”, defined differently than by the Company earlier in this document; as a measure of expected operating performance and as an indicator of cash expected to be generated through operations. The closest IFRS measure for EBITDA, as used in the Study, is operating profit. From operating profit, the Study excludes depreciation expense. The Study defined cash cost per ounce similarly to the Company, as previously discussed.

Mag Pit Estimated Yearly Production and Cash Flow Summary ($000s)

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	TOTAL
Production Statistics
Waste Tons Mined (000s tons)	11,965	8,528	7,561	1,355	558	96	30,064
Ore Tons Mined (000s tons)	391	1,547	1,474	1,540	1,531	678	7,160
Ore Tons Processed (000s tons)	380	1,521	1,510	1,521	1,521	707	7,160
Au Oz’s Mined (Ounces)	5,519	39,198	27,314	41,166	46,412	23,991	183,601
Au Oz’s Sold (Ounces)	4,195	31,115	30,166	37,842	45,153	35,130	183,601
Cumulative Oz’s Sold (Ounces)	4,195	35,310	65,476	103,318	148,471	183,601	183,601
GROSS SALES REVENUE ($000) @ $1,300/Oz	$5,453	$40,450	$39,216	$49,194	$58,699	$45,669	$238,681
Selling Costs @ $ 1.57/Oz ($000)	$7	$49	$47	$59	$71	$55	$288
NET SALES REVENUE ($000)	$5,446	$40,401	$39,169	$49,135	$58,628	$45,614	$238,393
Cash Production Costs ($000)
Direct Operating Costs	$14,031	$22,675	$23,168	$16,881	$15,962	$8,031	$100,748
Mine Indirect Costs	$1,365	$1,362	$1,359	$1,224	$1,171	$1,164	$7,644
Royalties	$138	$848	$609	$1,312	$2,274	$1,403	$6,583
TOTAL CASH COSTS ($000)	$15,534	$24,885	$25,136	$19,416	$19,406	$10,598	$114,976
Cash Cost Per Au Oz ($/Oz)	$2,814	$635	$920	$472	$418	$442	$626
EBITDA ($000)	$(10,087)	$15,515	$14,033	$29,719	$39,221	$35,016	$123,417
EBITDA Per Au Oz ($/Oz)	$(1,828)	$396	$514	$722	$845	$1,460	$672
Capital Expenditures ($000)	$66,521	$0	$0	$(4,461)	$(502)	$(6,309)	$55,248
Nevada Net Proceeds Taxes ($000)	$7	$439	$353	$1,173	$1,679	$1,441	$5,092
NET-PRE INCOME TAX CASH FLOW ($000)	$(76,615)	$15,076	$13,680	$32,313	$38,045	$39,885	$63,078
Pre-Tax Cash Flow Cumulative ($000)	$(76,615)	$(61,538)	$(47,859)	$(14,852)	$23,193	$63,078	$63,078
Federal Income Tax	$0	$0	$0	$(836)	$95,806)	$(8,319)	$(14,960)
NET AFTER TAX CASH FLOW ($000)	$(76,615)	$15,076	$13,680	$32,171	$32,239	$31,566	$48,117

NPV PRE-TAX ($000) = $28,133 at 8% – IRR = 19.5%

NPV AFTER-TAX ($000) = $18,325 at 8% - IRR = 16%

15

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

The following table shows the results of ±10 percent changes in gold price, operating expenditures, and capital expenditure assumptions. It is apparent that the NPV is more sensitive to sales price than to capital or operating cost changes.

Open Pit Sensitivity Analysis for Price, OPEX, CAPEX ($000s)

%Change	Pre-Tax NPV @ 5%	Pre-Tax NPV @ 8%	Pre-Tax NPV @ 10%
Gold Price
-10%	20,726	11,551	6,327
0%	39,252	28,133	21,768
+10%	57,926	44,854	37,343
Operating Cost
-10%	48,535	36,643	29,817
0%	39,252	28,133	21,768
+10%	29,968	19,623	13,720
Capital Cost
-10%	44,710	33,533	27,124
0%	39,252	28,133	21,768
+10%	33,794	22,733	16,413

Submitting a Mine-Plan-of-Operations and Mine Reclamation and Water Pollution Control Permit applications to the NDEP are the steps required to commence the permitting process for the Mag Pit.

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 162 unpatented mining claims at Columbia, which is located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. The patented claims are subject to NSR royalties that range from zero to six percent. Columbia is a ‘green-field’ site, subject only to minor historic mining, and not previously having operated as a commercial modern mine.

The Company engaged Gustavson Associates, LLC, an independent engineering to complete the “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” dated June 2, 2010 (the “Columbia PEA”) prepared by William J. Crowl R.G., MMSA SME-RM, Donald Hulse P.E., and Richard Moritz, MMSA of Gustavson Associates, LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Results of the Columbia PEA demonstrate that the project may have favorable development potential. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized. Additional studies are required to fully demonstrate the future economic feasibility of the project. This work however justifies moving ahead with a study to further define the economics of the project which may potentially justify commencing the permitting process.

16

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The Columbia PEA was prepared in 2010. As a result, both capital and operating costs are dated and are no longer quoted. The Columbia PEA contemplates a conventional open pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce an average annual production of approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine-year mine life of both doré and a gold and silver concentrate. Concentrates would be sold to third-party processing facilities. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

The Columbia PEA developed a number of recommendations for future work. These include:

•	Additional metallurgical sampling to adequately test the various parts of the resource sufficiently to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

A second round of metallurgical test work was completed in February 2012. This work was focused on optimizing flotation gold recovery and characterizing gold concentrate grade and quality utilizing conventional gravity and flotation gold recovery methods to produce concentrate products. Overall recovery was approximately 88 percent for gold and 50 percent for silver. Cleaner flotation upgraded the flotation concentrate to approximately 39 ounces per ton of gold and 125 ounces of silver. Cyanide leach tests on flotation concentrate produced a gold recovery of 98 percent and a silver recovery of 96 percent, indicating a high level of oxidation.

The Company continues to gather environmental baseline data. Monitoring of water resources has been conducted at the Project since the 1990s and has yielded an extensive water quality database. The collected groundwater information will support evaluation of mine water issues such as water supply and dewatering needs. Extensive logging operations and timber sales were conducted from the property throughout the summers of 2013 and 2014.

Gold mineralization at Columbia is considered a Tertiary-age, low-sulfidation, epithermal volcanic-hosted quartz-adularia vein system. Mineralization is associated with two high-angle fault zones which host the two principal vein and stockwork vein zones known as the Columbia and Donnely veins. The veins are exposed on the surface for over 7,000 feet in a north-south direction and have been explored to a depth of over 500 feet vertically. Gold and silver mineralization is accompanied by broad zones of argillic to propylitic alteration of the dominantly mafic volcanic flows which host the deposit.

Columbia is not currently permitted for development. As with virtually all mining projects in the United States, an environmental impact statement and permitting process must be completed before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions.

Cecil R Project, California

Cecil R is located four miles north of Briggs. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report titled “NI 43-101 Technical Report Mineral Resource Estimate Cecil R Gold Deposit, Inyo County, California USA” dated March 2, 2010 (the “Cecil Report”) prepared by Fred Barnard, PhD and Robert L. Sandefur, P.E. of Chlumsky, Armbrust & Meyer LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101.

17

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

Work at Cecil R leading up to the NI 43-101 resource estimate included over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit which hosts the nearby Briggs gold deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

In late 2012, a scoping level economic study was commenced on the Cecil R project. This non-NI 43-101 compliant report produced positive results, and the Company believes this justifies continued work on the project. Additional preliminary engineering work is planned in order to allow a Mine Plan of Operations to be submitted to regulatory authorities. The Cecil R open-pit project may be required to comply with the California Backfill Regulation and be permitted as a stand-alone project. The Cecil R Project is not permitted for operation.

EXPLORATION PROPERTIES

The table below lists and summarizes Atna’s other properties. Properties are as described in the annual report on Form 20-F.

In July 2015, the Supplemental Agreement with Uranium One in relation to the Sand Creek Uranium Joint Venture was extended to December 31, 2015. In June, 2015, the Company sold an additional 2,977 acres of Montana Mineral Rights to Kennecott Exploration Company. CR Montana, an Atna subsidiary, retained a 1.5 percent NSR royalty on the purchased rights. An additional 320 acres of Mineral Rights were sold to private individuals in Second Quarter 2015. In September 2015, the Company obtained the remaining 34.4 percent interest in the Wolf property and now owns 100% of the property, after Veris Gold Corp. (aka: Yukon Nevada Gold Corporation) filed bankruptcy and forfeited its interest in a joint venture. The Company is considering advancing the exploration and development of this project.

Summary of Other Properties at September 30, 2014

Name	Location	Brief Description	Status

Sand Creek Uranium Joint Venture	S.E. of Douglas, Wyoming	~60.1% interest in uranium prospect; ~92,000 acres	Under JV

Montana Mineral Rights	Western Montana	Many mineral occurances including gold, silver, copper, barite, & phosphate; ~830,000 acres	For Sale

Blue Bird Prospect	Granite County, Montana	Copper-silver prospect; 6 unpatented claims	Avail. For JV

Wolf Prospect	S.E. Yukon	Cu, Pb, Zn, Ag, Au Massive sulfide - 100% owned	Avail. For JV

Ecstall Prospect	British Columbia	Cu, Pb, Zn, Ag, Au Massive sulfide - 100% owned	Avail. For JV

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ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

CLOSURE PROPERTY

Kendall, Montana

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. Kendall produced approximately 302,000 ounces of gold and 136,000 ounces of silver from 1988 through 1998.  Kendall operated under permits issued by Montana Department of Environmental Quality (MDEQ) and other regulatory agencies. The Kendall permit area covers approximately 1,040 acres of which approximately 448 acres were disturbed. Leach pad capping and surface reclamation and re-vegetation of the site are substantially completed. Water management and treatment at the site will be continued for the foreseeable future.

In April 2012, Kendall entered into an agreement with the MDEQ, whereby Atna agreed to provide financial support to complete a final EIS closure study. As part of this agreement, Kendall submitted on July 25, 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. In October 2014, Atna was advised by the MDEQ that it has reviewed the Kendall Mine’s amended Closure and Water Management Plan Application and has determined that the amendment application is complete and complies with substantive requirements of the Metal Mine Reclamation Act, relying on the environmental analysis provided in the Kendall amendment application. Based on this determination, the MDEQ has issued a draft permit amendment. The MDEQ retained an independent engineering firm to write the environmental analysis for the draft and final Environmental Impact Study (“EIS”) to support the final closure plan. The draft EIS was published by the MDEQ in September 2015, and a public Town Hall meeting was held to present and receive comments on the draft on September 30, 2015. The period to submit comments on the published draft will expire on November 9, 2015.

CR Kendall has approximately $2.4 million on deposit in an interest-bearing account with the MDEQ for reclamation work at Kendall. A further $0.2 million surety bond is also in place. Once a final Record of Decision on the Plan has been issued by the MDEQ, as part of the amended agreement, CRK may use any cash remaining on deposit with the MDEQ to fund any future operation, maintenance and replacement of water treatment and closure facilities. All facilities required to implement the amended plan, consisting primarily of long-term water treatment facilities, are in place.

As reclamation objectives at Kendall are achieved, parcels of land are being made available for purchase to the general public. From 2010 through the present, Kendall has sold or donated a total of 671.6 acres of reclaimed and natural land parcels in a number of transactions. Kendall retains the water rights associated with the sold parcels as well as rights-of-access to conduct environmental monitoring and additional reclamation, if required.

Regulatory agencies must give final approval to all closure measures and be satisfied that the mine has met all reclamation requirements.  There is no assurance of agency satisfaction with mine closure. Kendall uses internal and external technical and legal experts to monitor and ensure environmental compliance. Atna believes the operation is currently in material compliance with all environmental and safety regulations.

Summary of Mineral Reserves and Resources

The mineral reserve and resource figures below are estimates, subject to forward-looking-statement limitations. All reserve and resource figures are considered current as indicated in the footnotes to the tables. The scientific and technical information about the Company’s mineral properties contained in this Report has been prepared under the supervision of, reviewed by and approved by William Stanley, a Registered Member of the Society for Mining, Metallurgy and Exploration, a Licensed Geologist, the Company's Vice President Exploration, a “qualified person” as that term is defined in NI 43-101.

The mineral resources reported below, other than those declared as proven and probable mineral reserves, have no demonstrated economic viability at this time. The quantity and grade of reported inferred mineral resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of a measured or indicated mineral resource within those areas classified as inferred resources.

19

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter ended September 30th, 2015

An NI 43-101 Technical Report and Pre-Feasibility Study on the Pinson property titled “NI 43-101 Technical Report, Pinson Project, Preliminary Feasibility Study, Humboldt County, Nevada” dated October 17, 2014 with an effective date of June 30, 2014 (the “Pinson Technical Report”) was endorsed by Richard E. Kiel, PE, Edward H. Minnes, PE, and Russ Browne, PE, all of Golder Associates Inc., Joseph M. Keane, PE of SGS Metcon/KD Engineering, Donald E. Hulse, P.E. of Gustavson Associates, LLC and Mark A. Odell, PE, and Karl T. Swanson, SME, MAusIMM, of Practical Mining LLC. The Company is currently mining the new underground reserve and progressively ramping-up production levels. Additional permitting is required to commence development of the open pit reserves at the project.

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources: This section uses the terms “measured” and “indicated” mineral resources. The Company advises US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission (the “SEC”) does not recognize them. US investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

Cautionary Note to US Investors concerning estimates of Inferred Resources: This section uses the term “inferred” mineral resources. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred” mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Gold Mineral Reserves - Proven and Probable (1 & 2)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces

Pinson Underground (2) - 100% Atna
Proven	62	0.375	23,224
Probable	327	0.408	133,144

Pinson Underground reserves	389	0.402	156,368

Pinson Open Pit reserves (2) - 100% Atna
Proven	6,323	0.040	250,579
Probable	837	0.086	72,065

Pinson Open Pit reserves	7,159	0.045	322,644

Total reserves	7,548	0.063	479,012

(1)	Both the Pinson Open Pit –Mag Pit and Pinson Underground reserves are supported by the NI 43-101 Technical Report and Pre-Feasibility Study on the Pinson property titled “NI 43-101 Technical Report, Pinson Project, Preliminary Feasibility Study, Humboldt County, Nevada” dated October 17, 2014 with an effective date June 30, 2014 (filed on SEDAR in October 2014) (the “Pinson Technical Report”), endorsed by Richard E. Kiel, PE, Edward H. Minnes, PE, and Russ Browne, PE, all of Golder Associates Inc., Joseph M. Keane, PE of SGS Metcon/KD Engineering, Donald E. Hulse, P.E. of Gustavson Associates, LLC and Mark A. Odell, PE, and Karl T. Swanson, SME, MAusIMM, of Practical Mining LLC. Mineral reserves have been updated and reconciled for mine production in 2014 and are current as of December 31, 2014.

20

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

Gold Mineral Resources - Measured, Indicated and Inferred (1, 2, 3, 4, and 5)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs - 100% (2)	9,503	0.021	197,034
Pinson - Underground 100% (1,3)	61	0.558	34,129
Pinson - Open pit 100% (1,3)	21,159	0.035	732,000
Columbia - 100% (4)	5,370	0.047	254,400
Cecil-R - 100% (5)	858	0.024	20,800

Total measured	36,951	0.034	1,238,363

Indicated
Briggs - 100% (2)	16,378	0.019	306,504
Pinson - Underground 100% (1,3)	737	0.419	309,011
Pinson Open pit 100% (1,3)	4,307	0.058	249,600
Columbia - 100% (4)	11,294	0.043	487,300
Cecil-R - 100% (5)	2,382	0.022	52,700

Total indicated	35,098	0.040	1,405,115

Measured & indicated
Briggs - 100% (2)	25,881	0.018	503,538
Pinson - Underground 100% (1,3)	798	0.430	343,140
Pinson - Open pit 100% (1,3)	25,466	0.039	981,700
Columbia - 100% (4)	16,664	0.045	741,700
Cecil-R - 100% (5)	3,240	0.023	73,500

Total measured & indicated	72,049	0.037	2,643,578

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Inferred
Briggs - 100% (2)	11,949	0.018	213,181
Pinson - Underground 100% (3)	1,672	0.419	700,757
Pinson - Open pit 100% (3)	824	0.034	28,300
Columbia - 100% (4)	10,705	0.042	453,600
Cecil-R - 100% (5)	5,144	0.019	99,400

Total inferred	30,294	0.049	1,495,238

21

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

Silver Mineral Resources (Columbia) - Measured, Indicated and Inferred(5)

Category	Tons (x1,000)	(oz/ton)	Contained
Measured	5,370	0.155	831,100
Indicated	11,295	0.115	1,304,400

Total measured & indicated	16,665	0.128	2,135,500

Total inferred	10,705	0.097	1,035,800

(1)	Mineral Resources for Pinson Underground and Pinson Open Pit include Proven and Probable Reserves.
(2)	Briggs Report, NI 43-101 Technical Report Briggs Mine, dated May 29, 2012; 0.006 opt gold cut-off, adjusted for actual production through December 31st, 2014 and other changes during production.
(3)	Pinson Technical Report, NI 43-101 Technical Report, dated October 17, 2014: using 0.22 opt sulphide and 0.190 opt oxide cut-off (underground) and 0.010 opt cut-off (open pit). The underground resource has been reconciled against development and mining completed through December 31, 2014.
(4)	Columbia Report, NI 43-101 Technical Report Columbia Gold Property, June 2010; 0.020 opt gold cut-off.
(5)	Cecil R Report, NI 43-101 Technical Report Cecil R Gold Property, March 2010; using a 0.010 opt gold cut-off.

22

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

Summary of Quarterly Results

Following is selected quarterly financial information for the eight most recent quarters. The information is reported in USD, in accordance with IFRS, consistently applied.

Results for Quarter ended	Sep-15	Jun-15	Mar-15	Dec-14
Revenues, gold and by-product sales	$9,818,100	$10,916,300	$9,919,100	$10,791,100
Percent change from previous quarter	-10%	10%	-8%	7%
Percent change from prior period	-3%	1%	1%	1%

Average gold price per ounce sold	$1,113	$1,195	$1,223	$1,204
Percent change from previous quarter	-7%	-2%	2%	-6%
Percent change from prior period	-13%	-8%	-2%	-8%

Gold ounces sold	8,806	9,115	8,083	8,922
Percent change from previous quarter	-3%	13%	-9%	14%
Percent change from prior period	13%	10%	4%	10%

Cost of sales, excluding depreciation & fair-value Adj.	$10,923,900	$10,154,200	$8,630,300	$8,985,800
Percent change from previous quarter	8%	18%	-4%	8%
Percent change from prior period	31%	16%	6%	12%

Cost of sales, excluding Depr. & fair-value Adj., per Oz. sold	$1,241	$1,114	$1,068	$1,007
Percent change from previous quarter	11%	4%	6%	-6%
Percent change from prior period	16%	6%	2%	2%

Inventory fair-value write-down to net realizable value	$1,508,600	$2,997,300	$2,468,100	$3,018,900

Impairment of non-current assets	$-	$3,124,100	$-	$1,010,800

Depreciation and amortization, cost of sales	$1,478,000	$2,105,600	$1,748,700	$2,205,600
Depreciation and amortization, cost of sales, per Oz sold	$168	$231	$216	$247

General & administrative expense, including depreciation	$698,900	$776,200	$895,900	$818,700
Exploration expenses	$14,200	$128,000	$14,400	$11,000
Property-maintenance (recovery) expense	$-	$(4,500)	$4,500	$93,200
Site restoration provision	$-	$-	$-	$676,700

Interest expense	$(1,009,600)	$(988,800)	$(981,900)	$(1,153,500)
Other expense not listed above	$(243,700)	$(45,800)	$(303,900)	$(1,336,500)

Income tax recovery, net	$-	$-	$-	$(2,600)

Net loss after income tax for the quarter	$(6,060,300)	$(9,399,200)	$(5,128,600)	$(8,522,200)
Basic loss per share	$(0.03)	$(0.04)	$(0.02)	$(0.04)

23

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

Results for Quarter ended	Sep-14	Jun-14	Mar-14	Dec-13
Revenues, gold and by-product sales	$10,085,500	$10,810,900	$9,796,800	$10,699,000
Percent change from previous quarter	-7%	10%	-8%	-11%
Percent change from prior period	-16%	10%	-22%	-35%

Average gold price per ounce sold	$1,285	$1,297	$1,253	$1,310
Percent change from previous quarter	-1%	4%	-4%	0%
Percent change from prior period	-2%	-10%	-23%	-24%

Gold ounces sold	7,799	8,301	7,770	8,115
Percent change from previous quarter	-6%	7%	-4%	-11%
Percent change from prior period	-15%	23%	1%	-15%

Cost of sales, excluding depreciation	$8,353,300	$8,760,600	$8,126,300	$7,996,500
Percent change from previous quarter	-5%	8%	2%	-12%
Percent change from prior period	-8%	14%	-4%	-22%

Cost of sales, excluding depreciation, per ounce sold	$1,071	$1,055	$1,046	$985
Percent change from previous quarter	1%	1%	6%	-1%
Percent change from prior period	8%	-7%	-5%	-8%

Inventory fair-value write-down (recovery) to net realizable value	$868,100	$(77,300)	$340,700	$1,830,100

(Recovery) impairment of non-current assets	$-	$-	$(75,500)	$33,090,100

Depreciation and amortization, cost of sales	$2,080,500	$2,001,800	$1,704,500	$2,279,600
Depreciation and amortization, cost of sales, per Oz sold	$267	$241	$219	$281

General & administrative expense, including depreciation	$736,000	$1,079,300	$1,086,800	$1,229,900
Exploration (recovery) expense	$(230,800)	$236,800	$291,400	$318,000
Property-maintenance expenses	$111,500	$339,000	$253,700	$258,000
Recovery for site restoration	$-	$-	$-	$(568,600)

Interest expense	$(1,196,400)	$(1,164,900)	$(1,329,300)	$(2,139,000)
Realized and unrealized gain (loss) on derivatives	$4,400	$(69,800)	$50,900	$89,700
Other income (expense) not listed above	$91,700	$(284,200)	$2,353,100	$221,300

Income tax expense, net	$-	$-	$-	$(10,604,700)

Net loss after income tax for the quarter	$(2,933,400)	$(3,048,200)	$(856,400)	$(48,167,300)
Basic (loss) income per share	$(0.01)	$(0.02)	$-	$(0.25)

The Company’s financial results are not significantly impacted by seasonality. Expenses and income vary depending on gold price; the tons of ore mined and processed; ore grades; stripping ratios; labor, diesel, chemical, tire, aggregate, and maintenance costs; contract mining and processing costs; gains and losses on derivatives; gains or losses on the sale of investments and disposals of properties; and other factors. Significant operating costs include: contract services, labor and benefits, fuel, maintenance and supplies, chemicals, explosives, and other outside services. Competition for experienced mining staff continues to be an issue and has been a factor in increasing the costs of doing business. Regulatory costs have also been a factor in increasing the costs of doing business, particularly in California.

24

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

Gold price trends indicated above reflect global market conditions. In the last three years, the London PM Fix price per ounce of gold has been between $1,081 (July 2015) and $1,792 (October 2012). The three-year average London PM Fix price at December 31, 2014 was $1,449. The range of price movements in First Three Quarters 2015 was between $1,081 and $1,296 per ounce, with the average London PM Fix price being $1,179 per ounce.

Ounces sold relate directly to operating capacity and production. Major drivers to production in 2015 and 2014 included the restart and ramp-up of production operations at Pinson Underground, commencing in June 2014, and the simultaneous ramp-down and cessation of mining activities at Briggs over the same period. Development activities including the degree and timing of stripping activities at Briggs and ore zone and primary access development at Pinson Underground have been primary drivers to changes in costs and production levels. Mining and production metrics are discussed further under “Briggs Mine, California” and “Pinson Underground” under “Pinson Mine Property, Nevada” above.

Gold ounces sold decreased 3 percent in Third Quarter 2015 relative to Second Quarter 2015; cost of sales, excluding depreciation, increased 8 percent; and the cost per ounce increased 11 percent, the latter reflecting, despite cost reductions at Briggs, certain production costs at Pinson Underground, previously described in the “Pinson Mine Property, Nevada” section. Gold ounces sold increased 13 percent in Second Quarter 2015 relative to First Quarter 2015; cost of sales, excluding depreciation, increased 18 percent; and the cost per ounce increased 4 percent, reflecting, despite cost reductions, fixed costs being spread over fewer ounces at Briggs and certain inefficiencies at Pinson associated with the ramp-up of operations. In First Quarter 2015, gold ounces sold decreased 9 percent; cost of sales, excluding depreciation, decreased 4 percent; and the cost per ounce increased 6 percent, for reasons similar to those indicated for Second Quarter 2015. In Fourth Quarter 2014 the cost per ounce decreased 6 percent, reflecting cost reductions at Pinson and Briggs. In Third Quarter 2014 and in Second Quarter 2014, the average cost per gold ounce sold increased only marginally, 1 percent. The average cost per gold ounce increased 6 percent in First Quarter 2014 as fixed costs and increases in maintenance and other operating costs at Briggs were spread over fewer ounces sold than in Fourth Quarter 2013. The Goldtooth South pit had a higher stripping ratio and involved longer haul-cycles than did the Briggs Main North or Briggs Main pits, causing increased mining costs between May 2013 and October 2014. The average cost per gold ounce declined significantly in fourth quarter of 2013 due to increased ore production and lower stripping ratios than experienced earlier in 2013.

In Third Quarter 2015, at the Briggs mine, where production was sourced primarily from the drawdown of in-process gold inventory, the cost of production has been reduced to the completion cost required to recover the gold contained in the previously mined and crushed ore and to site overhead costs, which have also been substantially reduced. As cost of sales figures for Third Quarter 2015 are largely impacted by historical costs drawn from inventory, they are not reflective of ongoing costs to complete the inventory.

See “Results of Operations – First Three Quarters 2015 versus First Three Quarters 2014” later in this MD&A for descriptions of the write-downs in inventory to estimated net realizable value and for descriptions of impairments recognized.

Depreciation and amortization within cost of sales is initially calculated on a units-of-production basis. Depreciation and amortization declined 29 percent in Third Quarter 2015 as depreciation and amortization of mine development, deferred stripping, mining equipment, and crushing equipment largely ceased when mining and crushing ceased at Briggs. Prior to this, depreciation expense per ounce tended to increase as stripping, equipment rebuilds, sustaining capital, and other capital additions at Briggs were depreciated over a reserve that was being simultaneously depleted. There was also an inconsistency on a depreciation-per-ounce basis between quarters after June of 2013, as adjustments reducing the value of inventory to net realizable value decreased the depreciation within inventory, and hence decreased the depreciation expense that flowed through cost of sales.

25

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

General and administrative (“G&A”) expenses decreased $0.1 million or 10 percent in Third Quarter 2015 relative to Second Quarter 2015 through further cost reductions. G&A expenses decreased $0.1 million or 13 percent in Second Quarter 2015 relative to First Quarter 2015 through cost reductions offsetting increases in First Quarter 2015. G&A expenses in First Quarter 2015 had increased $0.1 million or 9 percent due largely to ‘one-off’ expenses for computer repairs, consultants, and legal services. Managed cost reductions reduced G&A expenses in 2014, with the greatest impact being in the last two quarters.

Exploration expenses vary directly with projects undertaken and the degree of certainty of future benefit. Only the maintenance of exploration claims were undertaken in First Three Quarters 2015 and Fourth Quarter 2014. In Third Quarter 2014, $0.3 million of ‘exploration’ expenses associated with Pinson’s pre-feasibility studies were capitalized upon the successful completion of those studies. In the first and second quarters of 2014, a pre-feasibility study was underway for the Mag Pit project at Pinson. In fourth quarter of 2013, leaching tests and geological and pre-feasibility studies were being conducted for the Mag Pit at Pinson.

Property-maintenance expenses depend on activities at properties on a care and maintenance status. Pinson Underground was on care and maintenance between June of 2013 and June of 2014 when operations re-commenced. The Reward property, a development stage property, was considered to have been on care and maintenance in 2014, prior to its sale in November of 2014.

The Company recognized site restoration expense of $0.7 million in 2014 and a site restoration recovery of $0.6 million in 2013. The expense recognized in 2014 resulted primarily from an updated time table for reclamation work at Briggs and a change in estimated future costs at Kendall. In 2013, estimated future Briggs reclamation costs were decreased, leading to the recovery.

Largely due to a partial pre-payment of debt amounting to $4.9 million in Fourth Quarter 2014, interest expense declined 15 percent to $1.0 million in each of the first three quarters of 2015. On January 31, 2014, the Company entered into a $22.0 million credit facility agreement (the “Waterton Loan”) with Waterton Precious Metals Fund II Cayman, LP (“Waterton”). Interest expense was consistently between $1.2 million and $1.3 million in each quarter of 2014, principally being incurred or imputed on the Waterton Loan. The Waterton Loan refinanced other current obligations and the C$18.1 million balance of a note (“Sprott Loan”) with Sprott Resource Lending Partnership (“Sprott”), initially undertaken in 2011 to finance the initial development and acquisition of the remaining 70 percent interest in Pinson. Interest expense includes accretion of asset retirement obligations, loan discount-fee amortization, and interest for equipment financing. In Fourth Quarter 2013, $1.1 million of loan-amendment fees, related to the Sprott Loan replaced in January of 2014, was written-off as interest expense, adding to the $1.0 million of interest expense otherwise recognized that quarter.

The minimal unrealized gains and loss on derivatives in 2014 resulted from mark-to-market accounting for open forward sales at the quarter-ends. Realized and unrealized gains and losses on derivatives prior to December 31, 2013 relate directly to market movements in the price of gold and the embedded forward sales in the 2009 Gold Bonds, which were retired in December of 2013.

Other expense and income indicate the impact of ‘one-off’ events. In Third Quarter 2015, a $0.3 million loss was recognized on the sale of idled blast-hole drills by Briggs. In First Quarter 2015, a $0.4 million loss was recognized on the sale of a redundant haul truck by Briggs. In Fourth Quarter 2014, the $1.3 million expense principally reflects the $1.1 million book-loss on the sale of CR Reward Corp. and the Clover Property. In the First Quarter 2014, the $2.4 million income principally reflects the $2.3 million foreign-exchange gain realized upon the settlement of the Sprott Loan, denominated in Canadian dollars. In 2013, other income was principally realized on insurance settlements for claims filed in 2013 and in 2012.

Income tax benefits and expenses recorded relate to the current year’s results, to the deferred tax provision related to changes in longer-term projections, and to updates in the expected use of the Company’s deferred net operating losses. During 2013, the Company updated and recognized reductions of $10.3 million in its deferred tax assets (“DTA”) attributable to its US net operating loss carryforwards and all other sources. Until the timing and magnitude of future taxable profits became clearer, the Company determined that there was not a sufficient probability that future taxable profits would be available to utilize tax loss carryforwards and deductible temporary differences.

26

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

Results of Operations – Third Quarter 2015 versus Third Quarter 2014

Atna recognized a net loss of $6.1 million, $(0.03) per basic share, for the Third Quarter 2015. These quarterly results compare to a net loss of $2.9 million, $(0.01) per basic share, for the Third Quarter 2014. Significant elements of the $3.2 million increased loss between the two quarters are presented below, however the change principally resulted from certain production costs incurred by Pinson Underground and from certain ramp-down and overhead costs incurred at Briggs.

•	Gold and silver revenues decreased $0.3 million, or 3 percent, to $9.8 million in Third Quarter 2015 compared to Third Quarter 2014 with the gold ounces sold increasing from 7,799 ounces to 8,806 ounces, a 13 percent increase due largely to the ramp-up of operations at Pinson Underground, and the average price realized per gold ounce sold decreasing from $1,285 to $1,113, a 13 percent decrease.
•	Cost of sales, excluding depreciation, and excluding adjustments to inventory valuations, was $10.9 million in Third Quarter 2015 and $8.4 million in Third Quarter 2014, an increase of $2.5 million, or 31 percent. Ounces sold increased 13 percent, so a net 18 percent increase relates to per unit costs. The 18 percent increase largely followed from certain production costs incurred by Pinson Underground, previously described in the “Pinson Mine Property, Nevada” section.
•	Depreciation, cost of sales, was $1.5 million in Third Quarter 2015 and $2.1 million in Third Quarter 2014. With the suspension at Briggs of mining activities in July of 2015 and the suspension of crushing activities in August of 2015, and with the Briggs Main North Pit being depleted and written-off in Second Quarter 2015, depreciation expense declined 29 percent in Third Quarter 2015.
•	A write-down of inventory to estimated net realizable value less estimated costs of completion resulted in recognition of an expense of $1.5 million in Third Quarter 2015 and an expense of $0.9 million in Third Quarter 2014. The adjustments were based on the quarter-end gold prices of $1,114 and $1,217 per ounce of gold, respectively. The adjustment in Third Quarter 2015 included $0.7 million of costs incurred in the quarter related to certain ramp-down and overhead costs incurred at Briggs in connection with the ore mined, crushed, and added to inventory in the quarter.
•	General and administrative expenses declined by 5 percent to $0.7 million in Third Quarter 2015. This reflects the results of continued cost reduction efforts.
•	Exploration expenses in Third Quarter 2015 were immaterial and principally for the maintenance of mineral claims and leases. In Third Quarter 2014, $0.3 million of ‘exploration’ expenses associated with Pinson’s pre-feasibility studies were capitalized upon the successful completion of those studies, leaving a net recovery of $0.2 million in that quarter.
•	Care and maintenance expenses declined from $0.1 million to nil in Third Quarter 2015, relative to Third Quarter 2014, reflecting that no properties remained on care-and-maintenance.
•	Interest expense decreased by $0.2 million to $1.0 million in Third Quarter 2015, principally as $4.9 million of debt was voluntarily pre-paid in Fourth Quarter 2014.
•	Losses on asset disposals were $0.3 million in Third Quarter 2015, resulting from the sale of idled blast-hole drills at Briggs, and were nil in Third Quarter 2014.

As of September 30, 2015, cash and cash equivalents were $0.6 million; the cash balance having decreased $0.5 million in the Third Quarter 2015. The significant elements underlying the net decrease of $0.5 million are presented below with comparisons to Third Quarter 2014.

27

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

•	Net cash provided by operating activities was $0.3 million in Third Quarter 2015 and $2.7 million in Third Quarter 2014, a decline of $2.3 million. Changes in working capital contributed $2.5 million in Third Quarter 2015 and $2.0 million in Third Quarter 2014, an increase of $0.5 million. Working capital changes in Third Quarter 2015 included: a draw-down of inventory at Briggs of $2.7 million and at Pinson of $0.3 million, collection of $0.8 million in trade receivables, pay-downs of trade payables of $1.4 million at Briggs, an increase in trade-payables of $1.1 million at Pinson, and spending on asset retirement obligations of $0.7 million, principally at Briggs. Exclusive of these working capital changes, operations used $2.2 million in Third Quarter 2015 and contributed $0.7 million in Third Quarter 2014. The 13 percent decline in gold prices, the 16 percent increase in cost of sales per unit, excluding depreciation, and the $0.7 million of Briggs’ costs included in the adjustment to inventory were the principal drivers of the decreased cash flow from operations in Third Quarter 2015.
•	$0.4 million was spent for mine development at Pinson in Third Quarter 2015. $3.2 million was spent for stripping of the North Main pit, $0.2 million was spent for equipment at Briggs, and $0.3 million was spent on Mag Pit studies in Third Quarter 2014.
•	Proceeds from the sale of equipment provided $0.6 million in Third Quarter 2015 and nil in Third Quarter 2014.
•	In Third Quarter 2014, a private placement of common stock provided net cash of $1.8 million. There was no similar activity in Third Quarter 2015.
•	In Third Quarter 2015, $1.1 million of cash was used to service finance leases and notes, whereas $0.8 million was used for this in Third Quarter 2014.

Results of Operations – First Three Quarters 2015 versus First Three Quarters 2014

Atna recognized a net loss of $20.6 million, $(0.10) per basic share, for the First Three Quarters 2015. This compares to a net loss of $6.8 million, $(0.03) per basic share, for the First Three Quarters 2014. Significant elements of the $13.8 million increased loss between these periods are presented below.

•	Gold and silver revenues remained virtually unchanged at $30.7 million in both periods. The gold ounces sold increased from 23,870 ounces to 26,004 ounces, a 9 percent increase, largely due to the ramp-up at Pinson, and the average price realized per gold ounce sold decreased 8 percent from $1,279 to $1,176.
•	Cost of sales, excluding depreciation, and excluding impairments and adjustments to inventory valuations, was $29.7 million in First Three Quarters 2015 and $25.2 million in First Three Quarters 2014, an increase of $4.5 million, or 18 percent. Ounces sold increased 9 percent, so a net 9 percent increase relates to per unit costs. The 9 percent increase largely followed from certain production costs incurred by Pinson Underground and from Briggs’ fixed costs being spread over fewer produced ounces. Higher costs at Pinson Underground, principally incurred in Third Quarter 2015, followed from delayed development of new mining faces and ore zones, which in turn followed from slow progress in the AP and RF (See “Pinson Mine Property, Nevada” section).
•	Depreciation, cost of sales, was $5.3 million in First Three Quarters 2015 and $5.8 million in First Half 2014. Depreciation and amortization declined 29 percent, or 27 percent per ounce, in Third Quarter 2015 as depreciation and amortization of mine development, deferred stripping, mining equipment, and crushing equipment largely ceased when mining and crushing ceased at Briggs. Prior to this, depreciation expense was increasing, but the write-downs of inventory to estimated net realizable value in prior quarters reduced the depreciation flowing out of inventory and into cost of sales.
•	Write-downs of inventory to estimated net realizable value less costs of completion resulted in recognition of $7.0 million in expense in First Three Quarters 2015 and $1.1 million in First Three Quarters 2014.
•	General and administrative expenses declined by 16 percent from $2.8 million to $2.3 million. This reflects the results of cost reduction efforts.
•	In First Three Quarters 2015, impairments of $3.1 million were recognized. Impairments consisted of: $2.0 million for the balance of deferred pre-stripping of the Briggs Main North Pit, upon its depletion; $1.0 million estimated for the write-down to market value of idled mining equipment to be sold; and $0.1 million for the balance of stripping activity assets associated with the Briggs Main North Pit.

28

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

•	Exploration expenses declined from $0.3 million to $0.2 million. This reflects reduced exploration activities, largely confined to the maintenance of claims in both periods.
•	Care and maintenance expenses declined from $0.7 million to nil. This reflects that no properties remained on care-and-maintenance in First Three Quarters 2015.
•	Interest expense decreased by $0.7 million to $3.0 million in First Three Quarters 2015, principally as $4.9 million of debt was voluntarily pre-paid in Fourth Quarter 2014.
•	Losses on asset disposals were $0.7 million in First Three Quarters 2015 and $0.3 million in First Three Quarters 2014 when redundant and idled equipment was sold.
•	In First Three Quarters 2014, a foreign exchange gain of $2.3 million was realized and recognized when a debt denominated in Canadian dollars was refinanced and pre-paid. There was no similar transaction in 2015.
•	Other income was unchanged at $0.1 million in both periods.

As of September 30, 2015, cash and cash equivalents were $0.6 million; the cash balance having decreased $1.6 million in the First Three Quarters 2015. The significant elements underlying the net decrease of $1.6 million are presented below with comparisons to First Three Quarters 2014.

•	Net cash provided by operating activities was $1.3 million in First Three Quarters 2015, an increase of $0.9 million. Of this $0.9 million increase, $3.5 million was attributable to changes in working capital and operations used $2.4 million more cash. As previously noted, Briggs inventories decreased by $2.7 million in the Third Quarter 2015 when mining and crushing activities ceased, so this portion of the working capital change relates directly to reduced operating activities, i.e., the completion and sale of the inventory. Consolidated payables and accrued liabilities increased $2.3 million in First Three Quarters 2015, compared to a decline of $1.0 million in First Three Quarters 2014. Increased operating activities at Pinson Underground, led to a $3.2 million increase in payables, and the ramp-down at Briggs led to a $1.1 million reduction in payables in First Three Quarters 2015. The decrease in asset retirement obligations, $1.2 million in First Three Quarters 2015, was $0.9 million greater than in First Three Quarters 2015, largely as a result of increased reclamation activities at Briggs. The 8 percent decline in gold prices, the 9 percent increase in cost of sales per unit, excluding depreciation, and the $0.7 million of Briggs’ costs included in the Third Quarter 2015 adjustment to inventory were the principal drivers of the decreased cash flow from operations of $2.4 million.
•	$1.0 million was spent principally for mine development at Pinson in First Three Quarters 2015. In First Three Quarters 2014, $4.9 million was spent for stripping of the North Main pit, $0.4 million was spent for equipment and equipment rebuilds at Briggs, and $0.3 million was spent on Mag Pit studies.
•	Nil and $0.7 million were spent for stripping activity assets at Briggs in First Three Quarters 2015 and First Three Quarters 2014, respectively.
•	In First Three Quarters 2015, the surety holding collateral for outstanding reclamation bonds agreed to lower the overall collateral requirement to what is presently 24 percent of the face amount of the bonds, essentially returning $0.3 million of collateral that had been tied to the Reward and Clover properties sold in Fourth Quarter 2014.
•	In First Three Quarters 2014, investments sold led to the realization of $0.1 million. There were no similar sales in 2015. The investments sold were principally stock in other mining companies acquired in exchange for joint venture or property option interests.
•	Proceeds from the sale of assets provided $0.8 million in First Three Quarters 2015 and $0.9 million in First Three Quarters 2014. Principally, redundant and idled equipment were sold in First Three Quarters 2015, while certain mineral rights in Montana, certain royalty interests, and miscellaneous other assets were sold in First Three Quarters 2014.

29

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

•	In First Three Quarters 2014, a private placement of common stock provided net cash of $1.8 million. There was no similar activity in 2015.
•	The note placed with Waterton in First Three Quarters 2014 provided $21.3 million, refinancing the note previously provided by Sprott, $15.6 million of principal, and other current obligations.
•	In First Three Quarters 2015, $2.9 million of cash was used to service finance leases and equipment notes, and $2.8 million was used for this in First Three Quarters 2014.

Contractual Obligations

The Company’s material undiscounted contractual obligations as of September 30, 2015 follow.

		Payments due by Period
		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years
Long term debt obligations	$20,947,500	$20,386,400	$558,100	$3,000	$-
Finance lease obligations	1,746,700	1,339,900	406,800	-	-
Operating lease obligations	518,000	114,000	300,200	103,800	-
Asset retirement obligations	5,853,600	443,000	1,883,500	2,570,800	956,300

Total	$29,065,800	$22,283,300	$3,148,600	$2,677,600	$956,300

Off-Balance Sheet Arrangements

As of September 30, 2015 and December 31, 2014, the Company had no outstanding off-balance sheet arrangements.

Liquidity after Filing under Chapter 11 of the United States Bankruptcy Code:

Subject to certain exceptions under the Bankruptcy Code, the filing of the Bankruptcy Petitions automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover, collect or secure a claim arising prior to the filing of the Bankruptcy Petitions. Thus, for example, most creditor actions to obtain possession of property from the Debtors, or to create, perfect or enforce any lien against the Debtors' property, or to collect on monies owed or otherwise exercise rights or remedies with respect to a pre-petition claim are enjoined unless and until the Court lifts the automatic stay.

The Court is expected to approve payment of certain pre-petition obligations, including payments for employee wages, salaries and certain other benefits, customer programs, taxes, utilities, insurance, as well as payments to critical vendors, possessory lien vendors and surety bond issuers. Despite the liquidity provided by our existing cash on hand, our ability to maintain normal credit terms with our suppliers may become impaired. We may be required to pay cash in advance to certain vendors and may experience restrictions on the availability of trade credit, which would further reduce our liquidity. If liquidity problems persist, our suppliers could refuse to provide key products and services in the future. In addition, due to the public perception of our financial condition and results of operations, in particular with regard to our potential failure to meet our debt obligations, some customers could be reluctant to enter into long-term agreements with us.

30

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

We have incurred and expect to continue to incur significant costs associated with the Bankruptcy Petitions and our reorganization, but we cannot accurately predict the effect the Bankruptcy Petitions will have on our operations, liquidity, financial position and results of operations. Based on our current internal financial forecasts, we believe that our cash on hand, cash generated from the results of our operations, and DIP financing will be sufficient to fund anticipated cash requirements through the Chapter 11 Cases for minimum operating and capital expenditures and for working capital purposes. However, given the current level of volatility in the market and the unpredictability of certain costs that could potentially arise in our mining operations, our liquidity needs could be significantly higher than we currently anticipate.

The Debtors have filed the DIP Motion seeking authority to use cash collateral in accordance with the terms of such motion and the Budget for the period ended May 20, 2016. The Bankruptcy Court is expected to schedule a final hearing on the DIP Motion on or before January 8, 2016. If the Bankruptcy Court enters a final order approving the DIP Motion, the Debtors will have the conditional authority, subject to the terms and conditions of the Bankruptcy Court’s orders and the Budget, to use cash collateral for a period of 6 months from the Petition Date. The Debtors use of cash collateral is critical to the Debtors ability to operate during the course of the Chapter 11 Cases, to maintain current payments on their post-petition operating costs, to pursue a reorganization and to emerge successfully as a going concern from the Chapter 11 Cases.

If the Company is unable to meet its liquidity needs, the Company may have to take other actions to seek additional financing to the extent available or the Company could be forced to consider other alternatives to maximize potential recovery for the creditors, including possible sale of the Company or certain material assets pursuant to Section 363 of the Bankruptcy Code, or liquidate under Chapter 7 of the Bankruptcy Code.

Liquidity and Capital Resources

The Company’s recent forecasts indicate that supplemental financing is required to repay the Waterton Note payable in January of 2016. The ability to raise additional funds is being affected by the price of gold, disruptions in production and development, market conditions affecting the sale of assets, and industry conditions affecting strategic options, among other factors. The Company is seeking additional liquidity from the issuance of debt, convertible bonds, or equity; new lines of credit; asset sales; merger; amalgamation; or by combinations of these. There is no assurance that one or more of these financing activities will be successful, and the Company’s ability to continue as a going concern is in substantial doubt.

Capital requirements in the next twelve months are expected to be minimal at Briggs and development requirements at Pinson are expected to be funded from operations. No material spending is expected for the Mag Pit or Columbia projects.

Past cash requirements were met through the use of a combination of operating cash flows, asset sales, and debt and equity financings. Please see annual report on Form 20-F for 2014 for descriptions of historical financings.

As of September 30, 2015, the Company had negative net working capital, current assets less current liabilities, of ($16.1) million. $19.1 million of debt is due on January 31, 2016 under the Company’s principal credit agreement, and this debt must be paid-down and/or refinanced by that date. An increase in accounts payable and accrued liabilities contributed $2.3 million to cash flows in First Three Quarters 2015. An increase in Pinson’s payables of $3.2 million resulted principally from an increase in business activities. Current assets as of September 30, 2015 included recoverable gold inventories of approximately 13,387 ounces at Briggs having an estimated recoverable value of $12.3 million. Part of the business strategy for curtailing mining and crushing operations at Briggs in Third Quarter 2015 is to recover net working capital and monetize long-term assets. In the First Three Quarters 2015, reductions in inventories contributed $2.4 million and equipment sales contributed $0.8 million.

31

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

Operating cash flows provided $1.3 million in First Three Quarters 2015. Mining and crushing operations were discontinued at Briggs in the Third Quarter 2015. Production operations are now confined to the recovery of in-process gold inventory as previously discussed. Briggs is expected to produce substantial operating cash flow under its current operating plan. Pinson will require additional development work to achieve its full cash flow potential. Capital spending at Briggs in 2015 is expected to be immaterial. Capital spending at Pinson in 2015 was expected to be between $2.0 million and $2.5 million, principally for vertical spiral development, long-term lateral development, and vent raises.

Financing Transactions

Equity Issuance:

No warrants and few options were exercised in the first nine months of 2015. Options and Restricted Share Units (“RSU’s”) are granted and issued in accordance with the Company’s compensation plans in order to conserve cash and better align the objectives of the Company’s personnel with those of our other shareholders. Exercises of warrants and options and issuances of RSU’s are summarized in the table below. A roll-forward of the Company’s common shares outstanding during the first nine months of 2015 follows.

Number of
Shares
Balance of shares, beginning of the period	207,347,362
Options exercised	38,077
Restricted stock units issued	3,204,711

Balance of shares, end of the period	210,590,150

As of November 18, 2015; 211,028,526 common shares were outstanding.

Debt:

In First Quarter 2015, equipment-financing notes of $0.1 million were issued for an equipment rebuild. Principal repayments for finance leases and equipment-financing notes aggregated $2.9 million in First Three Quarters 2015.

On January 31, 2014, the Company entered into the Waterton Loan. The Company used this new $22.0 million credit facility to pay the current liability due to Sprott of approximately C$18.1 million, inclusive of early repayment and other fees, and the balance was used for general working capital purposes including a reduction in trade payables. The Waterton Loan is a non-revolving, senior secured facility, that bears interest at a coupon rate of 10 percent per annum and matures on the earlier of (i) January 31, 2016 and (ii) the date all amounts owing under the credit facility are voluntarily or mandatorily (as in the case of the facility having been accelerated in the event of a default) prepaid in full, without a repayment penalty. On the maturity date, Atna will pay to Waterton (i) a cash fee equal to 5 percent of the original credit facility and (ii) an additional cash fee equal to 5 percent of the credit facility less the $4.9 million prepayment made during the first 12 months of the Waterton Loan. As consideration for structuring the credit facility, Atna paid to Waterton a cash structuring fee of US$440,000 and issued to Waterton 10,000,000 non-transferable common share purchase warrants, which warrants were cancelled in November 2014. Certain assets owned directly by Canyon Resources Corp., CR Briggs Corporation, CR Montana Corporation, and Atna Resources Inc. have been pledged as security under the Waterton Loan. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Waterton Loan also precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment penalty.

32

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

The filing of the Bankruptcy Petitions constitutes an event of default that accelerated the Company's obligations under the Waterton Loan. As a result of the commencement of the Chapter 11 Cases, any efforts to collect or otherwise enforce such payment obligations under the Waterton Loan are automatically stayed as a result of the Bankruptcy Petitions and the creditors’ rights of enforcement in respect of the Waterton Loan are subject to the applicable provisions of the Bankruptcy Code.

Investing Transactions

Disposition of Assets:

Proceeds from the sale of assets provided $0.8 million in First Three Quarters 2015.

Capital Expenditures:

Cash expended for mine development and capital purchases in First Three Quarters 2015 and First Three Quarters 2014 was $1.0 million and $5.6 million, respectively. The 2015 capital expenditures were principally for development of Pinson Underground. In First Three Quarters 2014, $4.9 million was spent for stripping of the Briggs North Main pit, $0.4 million was spent for equipment and equipment rebuilds at Briggs, and $0.3 million was spent on Mag Pit studies. Nil and $0.7 million, respectively, were expended in First Three Quarters 2015 and First Three Quarters 2014 for stripping activity assets at Briggs.

Capital expenditures are approved for expenditure by the Company on a case-by-case basis, and capital spending may be modified over time based on judgments as to potential benefits, project requirements and the availability of funds.

Outstanding Warrants

The following table summarizes warrants outstanding as of September 30, 2015.

	Remaining		Underlying
Expiration Date	Life in Years	Exercise Price	Shares

August 22, 2017	1.90	CAD$0.18	5,926,009
			5,926,009

Surety Bonds

Atna is working with a surety company to provide bonds for its operations. Collateral is posted with this company to cover new or increased bond requirements. All surety bonds are subject to annual review and adjustment and additional permitting, extension of mine life, areas of mining activity and changes in the regulatory environment affect bond requirements.

In First Quarter 2015, the BLM released the bonds previously held for the Reward and Clover properties, these properties having been sold in November 2014. Bonds of $1.0 million were retired and the surety provided a collateral refund of $0.3 million.

The Company has posted reclamation / surety bonds and a minor cash-bond for Briggs in the amount of $4.5 million. Restricted cash held as collateral by the surety and a government agency amounts to $1.1 million.

Bonds in place for Pinson total $2.1 million as of this Report’s date, an increase of $0.4 million since the end of Third Quarter 2015. The Company has placed $0.4 million into a collateral account related to the Pinson surety bonds.

33

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

The Company has on deposit with the MDEQ $2.4 million in an interest-bearing account for reclamation at the Kendall Mine. The Company has placed an additional surety bond of $0.2 million with the MDEQ. The surety of the latter bond is holding $0.1 million in collateral.

There is an outstanding surety bond for Columbia of $0.1 million, associated with a minor amount of collateral.

Related Party Transactions

During 2014, First Three Quarters 2015, and through the Report Date, the Company had no related party transactions.

Financial Instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading or held-for-sale financial instruments are measured at fair value. Derivative financial instruments are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. To date, the Company has not designated its derivative contracts as hedges and therefore has not employed hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, assumptions and judgments are required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of:

			September 30, 2015		December 31, 2014
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value
Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$605,300	$605,300	$2,162,200	$2,162,200
Restricted cash	Loans and receivable	1	4,006,900	4,006,900	4,316,000	4,316,000
Total financial assets			$4,612,200	$4,612,200	$6,478,200	$6,478,200

Financial liabilities:
Accounts payable and other liabilities	At amortized cost	N/A	$8,692,400	$8,692,400	$5,298,000	$5,298,000
Notes payable	At amortized cost	2	20,947,500	20,385,200	21,483,600	20,636,500
Finance leases	At amortized cost	N/A	1,746,700	1,746,700	3,162,900	3,162,900
Total financial liabilities			$31,386,600	$30,824,300	$29,944,500	$29,097,400

34

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of:

	September 30, 2015			December 31, 2014
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$3,674,700	$-	$-	$4,493,800

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and estimated future inflation to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included within the Level 3 fair value hierarchy. There were no Level 1 fair value estimates. The Level 2 fair value estimate for notes and debt obligations is based on payment obligations and exclude unamortized discounts with which these amounts are combined on the balance sheets. See notes to the financial statements for additional information and the ARO roll-forward.

Financial Risk Management

In addition to the risks and uncertainties arising under the Company’s plans to carry out a reorganization under Chapter 11 of the United States Bankruptcy Code, the Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. The Company has risk management policies and programs that involve senior management and when appropriate, the Board of Directors of the Company (the “Board”). The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

Gold price risk: The Company’s primary product is gold. The value of the Company’s inventory and long-lived assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

For Third Quarter 2015, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.0 million, respectively. For the Third Quarter 2014, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.0 million, respectively.

The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed. Entering into and managing gold hedges has been limited in the aggregate by counter-party credit agreements stipulating margin lines of $500,000 to $600,000.

35

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

At September 30, 2015 and at December 31, 2014, the Company had no forward sales.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

Economic factors beyond the Company’s control may make additional funding temporarily unavailable. The Company may be required to seek additional liquidity from the issuance of debt, convertible bonds, or equity; new lines of credit; asset sales; merger; amalgamation; or by combinations of these. There is no assurance that one or more of these financing activities will be successful, in which case, the Company’s ability to continue as a going concern may be in doubt.

Under the continuing credit agreement with Waterton, certain assets owned directly by Canyon Resources Corp., CR Briggs Corporation, CR Montana Corporation, and Atna Resources Inc. were pledged as security. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Agreement precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment fee.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. The amounts shown are based on payment obligations and exclude unamortized discounts with which these amounts are combined on the balance sheets.

		Payments due by Period as of September 30, 2015
		Less than	Between 3 months				More than
	Total	3 months	and 1 year	1-3 years		3-5 years	5-years
Trade and other payables	$8,692,400	$8,339,400	$353,000	$-		$-	$-
Finance lease obligations	1,746,700	332,800	1,007,100	406,800		-	-
Notes and debt obligations	20,947,500	$446,500	$19,939,900	$558,100		$3,000	-

Total	$31,386,600	$9,118,700	$21,300,000	$964,900		$3,000	$-

		Payments due by Period as of December 31, 2014
		Less than	Between 3 months				More than
	Total	3 months	and 1 year	1-3 years		3-5 years	5-years
Trade and other payables	$5,298,000	$4,736,900	$561,100	$-		$-	$-
Finance lease obligations	3,162,900	388,300	1,296,800	1,477,800		-	-
Notes and debt obligations	21,483,600	509,900	1,320,600	19,653,100		-	-

Total	$29,944,500	$5,635,100	$3,178,500	$21,130,900	#	$-	$-

36

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

Capital management: The primary objectives of the Company’s capital management are to maintain healthy cash balances and healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage cash and financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 45 percent at September 30, 2015 and 35 percent at December 31, 2014. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing cash, debt levels, rates of development, and the long-term capital structure.

Foreign exchange risk: A foreign exchange gain of $2.3 million was realized in the first quarter of 2014 upon settlement of a debt obligation of C$17.5 million. Other than for this debt, retired in the first quarter of 2014, the Company’s assets, liabilities, revenues and costs have been primarily denominated in USD, and are not significantly impacted by foreign exchange risks.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Fluctuations in foreign exchange may therefore have a significant indirect impact upon the Company.

Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

Pinson Underground sells ore and generates trade receivables that give rise to credit risk. Pinson has contracts to sell oxide and sulfide ores to Newmont Mining Corp. with 90 percent of the sales-price being payable within 10 days and the 10 percent balance being due within a month. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Gold Corporation, who will also buy the resultant doré under agreed upon terms.

Hedges, including forward sales of gold, expose the Company to a credit risk from non-performance by the counterparties under the contract. To date, the Company has undertaken little credit risk with counterparties for hedges, however this risk may increase in the future to the extent more hedging is undertaken or prices of the underlying commodities vary more dramatically during the term of the hedges. By agreement with Waterton, the Company will not enter into hedges exposing it to more than a cumulative $1.0 million credit risk.

Equity securities price risk: The Company has immaterial exposure to equity securities price risk because of immaterial investments held as available-for-sale.

37

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. There is a quantitative risk that the interest rate will increase upon refinancing of debt obligations in the future as market rates increase or the Company’s credit position deteriorates. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

Stock Options

The following table summarizes the stock options outstanding and exercisable as of September 30, 2015.

Exercise Price CAD		Options Outstanding			Options Vested & Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD
$0.0675	$0.08	3,810,000	4.2	$0.0675	1,269,999	4.2	$0.0675
0.09	0.16	2,676,125	3.4	0.104	1,900,862	3.3	0.105
0.17	0.60	2,226,567	1.3	0.46	1,960,934	1.1	0.49
0.61	1.13	4,110,000	0.7	1.00	4,110,000	0.7	1.00

$0.0675	$1.13	12,822,692	2.4	$0.44	9,241,795	1.8	$0.58

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's president and chief executive officer and vice president and chief financial officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to them by others within the organization in a timely manner; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The chief executive officer and chief financial officer of the Company have designed, or caused to be designed, under their supervision, internal controls over financial reporting (“ICFR”) and have caused these controls to operate effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There has been no change in the Company’s DC&P or ICFR that occurred during First Three Quarters 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s DC&P or ICFR. Internal audit tests were performed in 2014 providing reasonable assurance of the effectiveness of the Company’s DC&P or ICFR. The Company and the certifying officers have concluded that DC&P and ICFR were effective as of September 30, 2015.

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ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk. The relevant controls may become inadequate due to changes in circumstances or the degree of compliance with the underlying policies or procedures may deteriorate.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, Management Discussion and Analysis (“MD&A”) and other information contained in public reports. Additionally, it is management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable by the Board. Directors are elected to the Board by the shareholders of the Company on an annual basis. The Board is responsible for reviewing and approving the annual audited consolidated financial statements and MD&A. Responsibility for the review and recommendation to the Board of approval of the Company’s quarterly unaudited interim condensed financial statements and MD&A is delegated by the Board to the Audit Committee, which is comprised of three directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders of the Company to conduct an audit of the financial statements in accordance with IFRS. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Executive officers of the Company are retained under Employment Agreements. These Agreements have a one-year term and are automatically renewable unless the Company provides notification that the contract will not be renewed at least 60 days prior to the end of the Term.

Financial Accounting Standards that May Impact the Company

The Company reviewed recently issued financial accounting standards and either adopted them in prior periods, or concluded that they are unlikely to have any impact upon the Company.

Critical Accounting Estimates

Management is required to make estimates and judgments that affect the amounts reported in the Company’s financial statements and related disclosures. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates and judgments in future periods could be significant. There was a pervasive underlying assumption that Atna was a going concern; and estimates, judgments, and valuations may change substantially in the absence of that assumption in future periods.

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ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves and the portion of mineral resources expected to be converted to reserves that are the basis for future cash flow estimates and units-of-production amortization; distinguishing deferred stripping costs related to development and production from routine mining costs; future cash flow estimates and costs affecting net-realizable-values of inventory, long-term asset impairments, and liquidity; the recoverability and timing of gold production from the heap leach process affecting gold inventories; costs to complete in-process inventories and the stage of completion of those inventories; the use of quarter-end gold prices in the determination of estimated future net realizable value of inventory, environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; future profitability affecting deferred tax assets and liabilities; useful lives of assets; asset depreciation and amortization rates; and provisions for legal cases and governmental penalties.

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements include: capitalization and impairment of exploration, technical and feasibility studies, development expenditures, and other long-term asset expenditures; recognition of deferred tax assets; the determination of contingent liabilities; determination of commencement of commercial production; classification of financial instruments; determination of functional currencies and foreign exchange gains and losses within income; and timing of revenue recognition.

Risks and Uncertainties

Mining is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The extraction of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the worldwide economy, the price of gold and other minerals, the proximity and capacity of processing facilities, and such other factors as government regulation, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, and improved mining and production methods.

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected geologic structures and other adverse conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all of the hazards and risks normally incidental to exploration, development, and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage, and possible legal liability for any or all damage. The Company maintains liability insurance in an amount that it considers adequate for its operations; however, the Company may become subject to liabilities due to events of pollution, slope failure, cave-in, flood or other hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position.

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ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. There is the possibility that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures, or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. Servicing existing debt, previously incurred to finance projects, may hamper the Company’s ability to invest in new projects and obtain new financing. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore and in-process inventories is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed-ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad, third party ore processing limitations or constraints, ability to deliver ores to third parties, and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit costs, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope or roof failure, lack of skilled labor and management, equipment failures, availability of mining equipment, availability of consumables, weather and other operational factors.

The Company operates principally in the US and Canada. As such, the Company’s business is subject to regulation by numerous county, state and federal regulatory agencies that include, but are not limited to: Mine Safety and Health Administration, California Department of Occupational Safety and Health, Department of the Interior, Bureau of Land Management (BLM), US Forest Service, US Department of Alcohol Tobacco and Firearms, US Department of Homeland Security, US Environmental Protection Agency, US Corp of Engineers, California Department of Occupational Safety and Health, Great Basin Unified Air Pollution Control District, California Regional Water Quality Control Board, California Department of Fish and Game, California Environmental Protection Agency, Nevada Division of Environmental Protection(NDEP), the Montana Department of Environmental Quality (MDEQ), Inyo County California, and Humboldt County Nevada. US legislation is trending toward giving regulatory agencies increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies, officers, directors and employees. There is no assurance that stricter standards and future changes in regulation, if any, will not adversely affect the Company’s operations.

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ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

Another form of regulatory risk is the potential change in income, severance, or other tax rates and laws that could reduce future profitability and impair deferred tax assets. The Company has only taken more-likely-than-not positions in determining its deferred tax assets.

The Company may enter into gold hedging contracts in order to protect the future operating cash flows. The Company’s goal is to protect the Company’s cash flows from declining gold prices. The Company’s primary risk related to gold hedging may result from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold, it could also limit the Company’s gold realizations during periods of increased gold prices.

For additional information on risk factors, please refer to the risk factors section of the Company’s 20-F for 2014, which can be found on SEDAR at www.sedar.com.

Forward-Looking Statements and Cautions

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of applicable securities legislation. These “forward-looking statements” are based on projections, expectations and estimates as of the Report Date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans related to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, anticipated costs of production, estimated capital expenditures, estimated net present values, estimated internal rates of return, estimated development activities, mine development plans, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks or claims, the anticipated use of proceeds from financings, anticipated capital spending and liquidity, the timing of commencement of commercial production, drilling schedules and potential results thereof, granting of permits and approvals, and the timing and potential results of studies and reports. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “is planned”, “expects” or “does not expect”, “is expected”, “is designed”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “forecasts”, “contemplates”, “continue”, “targets”, “targeted”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

In particular, this MD&A and other documents incorporated by reference herein contain forward-looking statements pertaining to the following:

•	Carrying out a reorganization under Chapter 11 of the United States Bankruptcy Code;
•	Any projections of earnings, revenues, synergies, costs and cost savings, cash flows, liquidity, capital spending, and other financial items;

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ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

•	Any projections of production, recoveries, stripping ratios, conversions of resources to reserves, operational efficiencies and inefficiencies, and other operating items;
•	Any projections that new financing can be obtained upon commercially acceptable terms given market and economic conditions at the time;
•	Any statement of the plans, strategies, objectives, and goals of management for future operations, including the development of the Pinson-underground, Pinson open-pit, Cecil-R, and Columbia gold mining projects and initial commercial production at the Pinson-underground mine;
•	Any statements regarding future economic conditions or performance;
•	Any statements of belief or intent ; and
•	Any assumptions regarding the foregoing.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and in the sections of this MD&A entitled “Financial Risk Management”, “Critical Accounting Estimates” and “Risks and Uncertainties” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, as well as the Company’s other filings with Canadian Securities Administrators and the SEC:

•	Our ability to obtain Court approval with respect to motions or other requests made to the Court in the Chapter 11 Cases, including maintaining strategic control as debtor-in-possession;
•	Our ability to negotiate, develop, confirm and consummate a plan of reorganization;
•	The effects of the bankruptcy filing on the Company and on the interests of various constituents, including holders of our common stock;
•	Court rulings in the Chapter 11 case and the outcome of the Chapter 11 Cases in general;
•	the length of time that the Company will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings;
•	Risks associated with third party motions in the Chapter 11 Cases, which may interfere with our ability to confirm and consummate a plan of reorganization;
•	The potential adverse effects of the Chapter 11 proceedings on our liquidity and results of operations;
•	The potential adverse effects of the Chapter 11 proceedings on supplier relations, including relations with our contract miner;
•	Increased advisory costs to execute a reorganization;
•	Fluctuations in gold and other metals prices;
•	Risks relating to the Company’s ability to generate material revenues or obtain adequate financing or its planned exploration and development activities;
•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Possible variations in ore reserves, grade or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Risks related to fluctuations in the currency market;
•	Risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict the Company’s operations;
•	Delays in obtaining government approvals or financing or in the completion of development or construction activities;
•	Risks related to hedging metal production and key operating inputs;
•	Risks related to operating hazards;
•	Risks related to the exploration, permitting, development and mining of precious metals;
•	Risks related to estimation of reserves and resources;

43

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

•	Risks related to governmental regulation, including environmental regulation;
•	Risks related to competition;
•	Risks related to joint ventures;
•	Uncertainty of capital costs, operating costs, production, metal recoveries and economic returns;
•	Risks related to the uncertainty of the title of assets;
•	The need to attract and retain qualified management and technical personnel;
•	Risks related to reclamation activities on properties; and
•	Other risks described in other documents incorporated by reference herein.

Forward-looking statements provide information about management’s current expectations and plans relating to anticipated future events and are based on the Company’s current beliefs and assumptions regarding, among other things:

•	Future gold and other metals prices;
•	The overall success of the Company’s ability to generate material revenues and to obtain adequate financing for its planned exploration and development activities;
•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Future variations in ore reserves, grade, or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Realization of benefits from all capital including deferred stripping costs incurred during development and production;
•	The estimated fair value of share-based compensation;
•	The estimated fair value of financial instruments and nonmonetary transactions;
•	Future profitability affecting deferred tax assets and liabilities;
•	The probable outcome of contingencies;
•	Fluctuations in the currency market;
•	The regulatory frame work governing environmental laws and regulations;
•	Possible delays in obtaining governmental approvals or financing or in the completion of development or construction activities;
•	Hedging metal production and key operating inputs;
•	Operating hazards;
•	The exploration, permitting, development and mining of precious metals;
•	Estimation of reserves and resources;
•	Capital costs, operating costs, production, metal recoveries and economic returns; and
•	The Company’s ability to attract and retain qualified management and technical personnel.

Statements relating to mineral reserves and resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the resources.

44

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter ended September 30th, 2015

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made, and the Company does not assume any obligation to update any forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For reasons set forth above, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the Report Date and other than as required by applicable securities laws, the Company assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances.

Cautionary Note to US Investors – The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred” mineral resources which the SEC guidelines generally prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov.

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